                                               Filed Pursuant to Rule 424(b)(4)
                                           Registration Statement No. 333-74432
PROSPECTUS SUPPLEMENT
(to prospectuses dated February 7, 2002
and August 30, 2001)                                           February 7, 2002
--------------------------------------------------------------------------------

7,500,000 Shares



[LOGO] IMPAC

Impac Mortgage Holdings, Inc.

Common Stock

--------------------------------------------------------------------------------

We are a mortgage real estate investment trust that is a nationwide acquirer and originator of non-conforming Alt-A mortgage loans. We also provide warehouse and repurchase financing to originators of mortgage loans.

Our company, Impac Mortgage Holdings, Inc., is offering 7,300,000 shares of its common stock, par value $0.01 per share. We will receive the net proceeds from the sale of these shares. HBK Master Fund L.P., the selling stockholder, is offering an additional 200,000 shares to be sold in this offering and will receive the net proceeds from that sale.

Our common stock is listed on the American Stock Exchange under the symbol "IMH." The last reported sale price of our common stock on that exchange on February 7, 2002 was $8.33 per share.

Before buying any of these shares of common stock, you should carefully consider the risk factors described in "Risk Factors" beginning on pages 2 and 1 of the accompanying prospectuses.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectuses. Any representation to the contrary is a criminal offense.

                                                            Per share       Total
---------------------------------------------------------------------------------
Public offering price                                          $8.250 $61,875,000
---------------------------------------------------------------------------------
Underwriting discounts and commissions                         $0.495 $ 3,712,500
---------------------------------------------------------------------------------
Proceeds, before expenses, to Impac Mortgage Holdings, Inc.    $7.755 $56,611,500
---------------------------------------------------------------------------------
Proceeds, before expenses, to selling stockholder              $7.755 $ 1,551,000
---------------------------------------------------------------------------------

Our company, Impac Mortgage Holdings, Inc., has granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares of its common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering the shares of common stock as described in "Underwriting." Delivery of the shares will be made on or about February 13, 2002.

UBS Warburg
                RBC Capital Markets
                                Jolson Merchant Partners
                                               Sandler O'Neill & Partners, L.P.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectuses. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectuses is accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                  Prospectus Supplement

                  Forward-Looking Information............    i
                  Summary................................  S-1
                  Use of Proceeds........................  S-9
                  Price Range of Common Stock............  S-9
                  Distributions.......................... S-10
                  Capitalization......................... S-11
                  Selected Consolidated Financial Data... S-12
                  Management............................. S-17
                  Selling Stockholder.................... S-20
                  Underwriting........................... S-21
                  Legal Matters.......................... S-23
                  Experts................................ S-23

                 Prospectus Dated February 7, 2002

                 About This Prospectus....................   i
                 Where You Can Find More Information......  ii
                 Cautionary Statement Concerning Forward-
                   Looking Statements..................... iii
                 Summary..................................   1
                 Impac Mortgage Holdings, Inc.............   1
                 Risk Factors.............................   2
                 Use of Proceeds..........................  16
                 Ratio of Earnings to Fixed Charges and
                   Ratio of Earnings to Combined Fixed
                   Charges and Preferred Stock Dividends..  16
                 Description of Securities................  16
                 Description of Capital Stock.............  17
                 Description of Debt Securities...........  24
                 Federal Income Tax Considerations........  29
                 Plan of Distribution.....................  36
                 Legal Matters............................  38
                 Experts..................................  38

                 Prospectus Dated August 30, 2001

                 Summary..................................  i
                 Risk Factors.............................  1
                 Use of Proceeds.......................... 14
                 Selling Security Holders and Plan of
                   Distribution........................... 14
                 Description of Capital Stock............. 16
                 Material Federal Income Tax Consequences. 18
                 Legal Matters............................ 25
                 Experts.................................. 25
                 Where You Can Find More Information...... 26

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectuses contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, adverse economic conditions, changes in interest rates, changes in yield curves, changes in prepayment rates, the availability of financing and, if available, the terms of any financing. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the accompanying prospectuses and under "Business--Risk Factors" in our Annual Report on Form 10-K, as amended. "Risk Factors" in the prospectus, dated February 7, 2002, supplement "Risk Factors" in the prospectus, dated August 30, 2001, and, to the extent inconsistent with therewith, supercede those risk factors. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

We encourage you to read this prospectus supplement and the accompanying prospectuses, as well as the information that is incorporated by reference in this prospectus supplement and the accompanying prospectuses, in their entireties. You should carefully consider the factors set forth under "Risk Factors" beginning on pages 2 and 1 in the accompanying prospectuses, dated February 7, 2002 and August 30, 2001, respectively, before making an investment decision to purchase shares of our common stock. Unless the context otherwise requires, references to "we," "us," or the "company" in this prospectus supplement mean Impac Mortgage Holdings, Inc. and its subsidiaries, IMH Assets Corp. and Impac Warehouse Lending Group, Inc. and its affiliate, Impac Funding Corporation (together with its wholly-owned subsidiaries Impac Secured Assets Corp. and Novelle Financial Services, Inc.).

Summary

This summary may not contain all of the information that is important to you in determining whether to purchase the common stock offered hereby. You should also read the more detailed information set forth in this prospectus supplement, the accompanying prospectuses and the documents incorporated by reference, including the "Risk Factors" sections of the accompanying prospectuses, before making an investment decision. "Risk Factors" in the prospectus, dated February 7, 2002, supplement "Risk Factors" in the prospectus, dated August 30, 2001, and, to the extent inconsistent with therewith, supercede those risk factors. Unless otherwise indicated, the information in this prospectus supplement does not give effect to the exercise of the underwriters' over-allotment option.

THE COMPANY

Business
Our company, Impac Mortgage Holdings, Inc., is a mortgage real estate investment trust, or "REIT." Together with our subsidiaries and Impac Funding Corporation, we are a nationwide acquirer and originator of non-conforming Alt-A mortgage loans. "Alt-A" mortgage loans consist primarily of mortgage loans that are first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but that have loan characteristics that make them non-conforming under those guidelines. For instance, the loans may have higher loan-to-value, or "LTV," ratios than allowable or may have excluded certain documentation or verifications. Therefore, in making our credit decisions, we are more reliant upon the borrower's Fair Issac Credit Score, or "FICO," and the adequacy of the underlying collateral. We also provide warehouse and repurchase financing to originators of mortgage loans. Our goal is to generate consistent reliable income for distribution to our stockholders, primarily from the earnings of our core businesses.

Our principal strategy is to expand our market position as a low-cost nationwide acquirer and originator of non-conforming Alt-A mortgage loans, while continuing to emphasize an efficient centralized operating structure. To help accomplish this, we have developed a web-based automated underwriting system called "IDASL," which stands for Impac Direct Access System for Lending. IDASL substantially increases efficiencies for our customers and our mortgage operations by significantly decreasing the processing time for a mortgage loan, while improving employee productivity and maintaining superior customer service. We seek to increase our mortgage loan acquisitions and originations by providing innovative products, competitive pricing and superior customer service. We also focus on expansion opportunities to attract correspondent originators and wholesale brokers to our nationwide network in order to increase mortgage loan acquisitions and originations in a controlled manner.

We believe that non-conforming Alt-A mortgage loans provide an attractive net earnings profile, by producing higher yields without commensurately higher credit losses than other types of mortgage loans. As of September 30, 2001, 96% of the mortgage loans that we owned were A or A- credit quality loans. As defined by us, "A" credit quality loans generally have a credit score of 640 or better, and "A-" credit quality loans generally have a credit score of between 600 and 640. As of September 30, 2001, the average loan balance in our mortgage investment portfolio, which includes first and, to a lesser extent, second trust deeds, was $163,000, with an original weighted average credit score of 677 and a weighted average LTV ratio of 84%.

We have developed non-conforming Alt-A mortgage loan products that meet the needs of originators of mortgage loans and borrowers, as well as those of capital market investors. We are a leading issuer of Alt-A mortgage-backed securities, having issued nearly 38% of total non-agency Alt-A issuances for the year 2000, according to a leading investment bank. According to a weekly industry newsletter, during the first nine months of 2001, nearly $23.8 billion of Alt-A mortgage loans were securitized, which represents a 170% increase over the total Alt-A securitizations completed during the same period in 2000. According to the same newsletter, Alt-A mortgage-backed securitizations represented approximately 24% of the private-label mortgage-backed securities issued during the first nine months of 2001.

As a REIT, we are able to pass through income to our stockholders generally without paying federal income taxes at the corporate level. We are required to distribute at least 90% of our taxable income to our stockholders.

Impac Mortgage Holdings, Inc. was incorporated under the laws of the state of Maryland in 1995. Our principal executive offices are located at 1401 Dove Street, Newport Beach, California 92660 and our telephone number is (949) 475-3600.

Operations
We operate three core businesses: our long-term investment operations, our mortgage operations, and our warehouse lending operations. Our businesses actively work together to deliver comprehensive mortgage investment and lending services.

Our long-term investment operations invests primarily in non-conforming Alt-A mortgage loans. This business generates income based on the excess of the interest it earns on its investment portfolio and the expense associated with its borrowings against its investment portfolio. We believe that by improving the overall credit quality of our investment portfolio we can more consistently generate a higher level of future cash flow and earnings. We acquire for investment non-conforming Alt-A mortgage loans from our mortgage operations, which acquires or originates these loans from our nationwide network of correspondents and mortgage brokers. Because these loans are underwritten to our specifications, principally through the use of IDASL, we believe that these loans tend to perform better than those which we may otherwise purchase for long-term investment from third parties. Since 1999, we have acquired for long-term investment almost exclusively non-conforming Alt-A mortgage loans in the form of A or A- credit quality adjustable rate mortgages. As of September 30, 2001, approximately 44% of the loans in our investment portfolio provided for a form of prepayment protection through prepayment penalties. As a result, during 1999, 2000 and for the first nine months of 2001, we experienced a higher level of cash flow, fewer prepayments and reduced overall losses in our mortgage loan investment portfolio as compared to pre-1998 levels. Our investment in non-conforming Alt-A mortgage loans is financed with collateralized mortgage obligations, or "CMOs," borrowings and proceeds from the sale of capital stock.

Our mortgage operations acquires, originates, sells and securitizes primarily non-conforming Alt-A mortgage loans. Our mortgage operations generates income by securitizing and selling loans to permanent investors, including our long-term investment operations. This business also earns revenues from fees associated with mortgage servicing rights, master servicing agreements and interest income earned on loans held for sale. Our mortgage operations supports the investment objectives of our long-term investment operations by supplying non-conforming Alt-A mortgage loans at prices that are comparable to those available through investment banks and other third parties. However, we believe that purchasing our own loans affords us a competitive advantage because of our historical understanding of the underlying credit of these loans and the extensive information on the performance and prepayment patterns of these types of loans. Our mortgage operations primarily uses warehouse lines of credit to finance the acquisition and origination of mortgage loans.

Our correspondent and wholesale broker networks underwrite loans to our specifications through the use of IDASL. IDASL is a web-based program that automates underwriting, enabling our customers to pre-qualify borrowers for various loan programs and receive automated loan approval decisions. IDASL not only allows us broader access to markets nationwide, but also brings us closer to our customers with minimal future capital investment, while maintaining centralization, a key factor in ensuring quality control and being a low-cost nationwide acquirer and originator of mortgage loans. Currently, substantially all of our correspondents are underwriting loans through IDASL and 100% of all wholesale loans delivered by brokers are directly underwritten through IDASL.

We seek to finance through securitization or sell almost all of our mortgage loan production as soon as we have accumulated enough loans to create a marketable pool of such loans. By reducing the holding period for mortgage loans, we have less exposure to interest rate risk and price volatility than if we held the loans for longer accumulation periods. In addition, we also lock-in a cash gain-on-sale through the sale of our mortgage loans and servicing rights. We conduct securitizations through the issuance of mortgage-backed securities in the form of real estate mortgage investment conduits, or "REMICs," and borrowings provided from CMOs.

During the nine months ended September 30, 2001, we securitized $1.3 billion in six REMIC transactions and issued $758.3 million worth of CMO borrowings in two transactions. We generally sell the primary servicing rights associated with our mortgage loans, while maintaining master servicing agreements. We do not retain any subordinate securities associated with our current fixed-rate REMIC securitizations.

Our warehouse operations provides short-term financing to mortgage loan originators by funding mortgage loans from their closing date until they are sold to pre-approved investors, including our long-term investment operations. Our warehouse lending operations earns fees, as well as a spread, from the difference between its cost of borrowings and the interest earned on advances against the loans prior to their sale. Our customers include approved mortgage bankers, our mortgage operations and many of our mortgage operations' customers. Generally, we seek to acquire the non-conforming Alt-A mortgage loans funded with facilities provided by our warehouse lending operations, which provides synergies with our long-term investment operations and mortgage operations.

RECENT DEVELOPMENTS

Resumption of Dividends
On September 25, 2001, we announced that we were returning to regular dividend payments. A fourth quarter dividend of $0.44 per share was paid on January 9, 2002 to stockholders of record on January 2, 2002. The dividend consisted of a regular cash dividend of $0.37 per share and a special cash dividend of $0.07 per share. The third quarter dividend of $0.25 per share was paid in two installments: the first installment of $0.13 per share was paid on October 15, 2001 to stockholders of record on October 1, 2001, and the second installment of $0.12 per share was paid on November 15, 2001 to stockholders of record on November 1, 2001. In November 2000, we announced that we were ceasing paying further dividends until we utilized our net operating losses, which occurred in 2000. With the restructuring of our balance sheet and our technology and mortgage initiatives, we enjoyed a substantial increase in estimated taxable income during the first nine months of 2001. We also benefited from decreased borrowing costs and wider net interest margins as interest rates on adjustable CMO borrowings declined due to short-term interest rate reductions by the Federal Reserve Bank.

2001 Unaudited Operating Results
During fiscal year 2001, our net income increased to $33.2 million, or $1.19 per diluted share, as compared to a net loss of $54.2 million, or $(2.70) per diluted share, during fiscal year 2000. In addition, we generated estimated taxable income of $46.4 million, or $1.66 per diluted share, during fiscal year 2001. Estimated taxable income excludes tax deductions for the amortization of the termination of our management agreement in 1997, deduction of dividends paid and the availability of a deduction attributable to a net operating loss carryforward. In order to maintain our REIT status, we are required to distribute at least 90% of our taxable income to our stockholders. The favorable difference between generated taxable income and net income was primarily due to $8.9 million in dividends that we received from Impac Funding Corporation, our mortgage operations, and a $4.4 million decrease to net income for fair value accounting of derivative instruments and hedging activities as a result of the adoption and implementation of Statement of Financial Accounting Standards No. 133, or "FAS 133," "Accounting for Derivative Instruments and Hedging Activities," which does not reduce taxable income. Our diluted book value per common share decreased to $6.35 as of December 31, 2001 from $6.67 as of December 31, 2000. Excluding a reduction to equity as a result of FAS 133, our diluted book value per share increased to $7.23 as of December 31, 2001 from $6.67 as of December 31, 2000.

During fiscal year 2001, we accomplished the following:

 . increased total assets by 53% to $2.9 billion as of December 31, 2001 from $1.9 billion as of December 31, 2000;

 .  our mortgage operations increased loan production by 52% over the prior year;

 . our long-term investment operations acquired $1.5 billion of primarily adjustable-rate non-conforming Alt-A mortgage loans from our mortgage operations;

 .  we completed 12 mortgage securitizations, totaling $3.2 billion;

 . our warehouse lending operations increased average outstanding balances by 53% over the prior year;

 .  we converted all of our outstanding 10.5% preferred stock to common stock;

 . we retired all of our 11% senior subordinated debt almost three years before maturity; and,

 .  we sold 5.1 million newly issued shares of our common stock.

During fiscal year 2001, acquisitions and originations of non-conforming Alt-A mortgages increased 52% to $3.2 billion, as compared to $2.1 billion during fiscal year 2000, and our master servicing portfolio increased 40% to $5.6 billion as of December 31, 2001, as compared to $4.0 billion as of December 31, 2000. The long-term investment operations acquired $1.5 billion of non-conforming Alt-A mortgages from our mortgage operations during fiscal year 2001, as compared to $454.0 million during fiscal year 2000. The warehouse lending operations increased average warehouse balances with non-affiliates by 53% to $205.5 million during fiscal year 2001, as compared to $134.7 million during fiscal year 2000. Additionally, the warehouse lending operations had 57 approved warehouse lines to non-affiliates, totaling $447.0 million as of December 31, 2001, as compared to 52 and $391.5 million as of December 31, 2000.

CHANGE IN BUSINESS STRATEGIES

In the fall of 1998, the financial markets experienced a liquidity crisis as a result of the deterioration in the capital markets and the mortgage-backed securitization market. We suffered margin calls made on our warehouse and reverse repurchase facilities. In response, we sold mortgage loans and mortgage-backed securities at prices that were less than their original purchase prices, thereby suffering substantial losses.

In response to these events, we have made a number of strategic changes in our businesses that we believe have improved operating performance and cash flows, increased the credit quality of our long-term investment portfolio and reduced our exposure to interest rate risks. These strategic changes include:

Mortgage Operations Expansion
During 1999, we began to expand the scope of our mortgage operations to include wholesale and retail lending. By expanding into these origination channels, we have positioned ourselves closer to the customer, which increases the quality of our mortgage loans and decreases the premiums that we pay for originating such loans.

Introduction of Prepayment Penalties on Our Loan Programs
In addition to reducing the premiums paid on our loans, since 1998, we have introduced prepayment penalties on all of our mortgage loan programs and implemented a policy of paying only significant premiums for those mortgage loans that contain prepayment penalties. We have introduced specific pricing and other terms into our mortgage loan programs that we believe encourage the inclusion of prepayment penalties in our mortgage loans. For the nine months ended September 30, 2001, approximately 65% of all mortgage loans acquired or originated by our mortgage operations had prepayment penalties.

Increased Frequency of Securitizations
In order to minimize the risks associated with the accumulation of our mortgage loans, we seek to securitize our loans more frequently by creating smaller securitizations of our loans, thereby reducing our exposure to interest rate risk and price volatility during the accumulation period of our loans. During the nine months ended September 30, 2001, we completed six REMIC transactions and two CMO transactions. In addition, we currently have in place a forward commitment for the securitization of our mortgage loans and the related mortgage servicing rights created from these securities. This gives us the ability to securitize without substantial reliance on the secondary markets and allows us to realize all cash gains on these sales transactions.

Stricter Investment Guidelines for Our Long-Term Investment Operations
Since 1998, we have invested only in non-conforming Alt-A mortgage loans that we have acquired from, or were originated by, our mortgage operations to better ensure the quality of the investments in our portfolio. We believe that our investments in these mortgage loans have substantially reduced our exposure to prepayments, credit losses and write-downs of premiums paid for mortgage loans, and have provided a higher yield.

Improved Hedging Policies
In order to create a more consistent and reliable income stream from our long-term investment operations' investment portfolio, we have entered into certain financial instruments to protect against rising interest rates. As a result of this hedging policy, we have given up some of the potential gain that could result from further declining interest rates in order to increase the likelihood that our portfolio generates consistent returns in various rising interest rate scenarios.

Adjustment to Pre-1998 Investment Securities Available for Sale
We believe that we have significantly reduced our current exposure to further losses from investment securities available for sale by writing off substantially all of the remaining book value of our investment securities acquired prior to 1998. We no longer acquire or invest in interest-only, principal-only, or subordinate mortgage-backed securities, and we have eliminated any short-term borrowings against such securities.

MANAGEMENT

Our executive officers are:

      Joseph R. Tomkinson, Chief Executive Officer and Chairman of the Board; William S. Ashmore, Chief Operating Officer, President and Director; Richard J. Johnson, Executive Vice President and Chief Financial Officer; Ronald M. Morrison, General Counsel and Secretary; and,
      Gretchen D. Verdugo, Executive Vice President of Impac Warehouse Lending Group, Inc.

Messrs. Tomkinson, Ashmore and Johnson have been with us since our formation in 1995. Mr. Tomkinson and Mr. Ashmore bring 27 years and 26 years of experience, respectively, in real estate, real estate financing and mortgage banking. Mr. Johnson is a Certified Public Accountant with over 17 years of experience in the mortgage banking industry. Mr. Morrison has been with the company since 1998 and, prior to that, was in private legal practice. Ms. Verdugo has been with the company since 1997 and brings over 14 years of experience in the mortgage industry.

Our executive management team has substantial experience in the acquisition, origination and sale of mortgage loans, and investment in mortgage loans and securities backed by these loans. Key members of our management team have been founders and executives of other specialty finance corporations and, in their current and past service, have successfully established nationwide networks of mortgage originators and institutional investors and closed billions of dollars of securitized loan transactions.

THE OFFERING

Common stock offered by Impac Mortgage
Holdings, Inc............................ 7,300,000 shares/(1)/

Common stock sold by selling stockholder. 200,000 shares

Common stock to be outstanding after this
offering................................. 39,302,663 shares/(1)(2)/

American Stock Exchange Symbol........... "IMH"

Use of Proceeds.......................... We are raising funds in this offering primarily for growing our long-term
                                          investment and mortgage operations
                                          and for general corporate purposes. Impac
                                          Mortgage Holdings, Inc. will not receive
                                          any proceeds from the sale of common
                                          stock by the selling stockholder, HBK
                                          Master Fund L.P. HBK Master Fund L.P.
                                          is selling 200,000 shares of common stock
                                          in this offering. See "Selling Stockholder"
                                          for certain additional information regarding
                                          HBK Master Fund L.P.

Risk Factors............................. Investing in our common stock involves certain risks, which are described under
                                          "Risk Factors" in the accompanying
                                          prospectuses.

(1) Excludes up to 1,125,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters' over-allotment option.
(2) Based on 32,002,663 shares outstanding as of February 6, 2002. Excludes 766,163 shares of common stock with a weighted average exercise price of $4.44 per share that are issuable upon the exercise of options granted under the Impac Mortgage Holdings, Inc. stock option plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data shown below as of and for the five years ended December 31, 2000 is derived from information contained in our audited consolidated financial statements. The financial data as of and for the nine months ended September 30, 2001 and 2000 is derived from our unaudited consolidated financial statements. The results of operations for the nine months ended September 30, 2001 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with our consolidated financial statements and related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectuses, and with our historical financial information included under "Selected Consolidated Financial Data" beginning on page S-12 of this prospectus supplement. In the opinion of management, our unaudited consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, that are necessary to present fairly the results for the unaudited interim periods.

IMPAC MORTGAGE HOLDINGS, INC.

                                                                                       For the nine months
                                                                                              ended
                                          For the year ended December 31,                 September 30,
                              ------------------------------------------------------  ----------------------
                                  1996       1997        1998        1999       2000        2000        2001
                                           (dollar amounts in thousands, except per share data)
-------------------------------------------------------------------------------------------------------------
Balance sheet data:
Total assets................. $972,355 $1,752,812  $1,665,504  $1,675,430 $1,898,838  $1,807,591  $2,396,742
Total liabilities............  843,165  1,523,782   1,413,898   1,436,586  1,720,398   1,627,870   2,220,151
Statement of operations
 data:
Net interest income (expense)
 after loan loss provision... $ 15,179 $   26,113  $   37,602  $   24,116 $    4,144  $     (605) $   20,271
Total non-interest income
 (loss)......................    1,496     10,326     (13,539)      6,902      2,513       1,199      11,276
Net income (loss)............   11,879    (16,029)     (5,933)     22,317    (54,233)    (57,909)     18,217
Net income (loss) per diluted
 share/(1)/.................. $   1.32 $    (0.99) $    (0.25) $     0.76 $    (2.70) $    (2.82) $     0.68

(1) In December 1997, our management agreement with Imperial Credit Advisors, Inc., an affiliate of Imperial Credit Industries, Inc., was terminated. Net income per share in 1997 before the effect of expenses related to the termination would have been $1.74.

IMPAC FUNDING CORPORATION

                                                                                   For the nine months
                                                                                          ended
                                           For the year ended December 31,            September 30,
                                    ---------------------------------------------  -------------------
                                        1996     1997     1998      1999     2000       2000      2001
                                           (dollar amounts in thousands, except operating data)
-------------------------------------------------------------------------------------------------------
Balance sheet data:
Total assets....................... $399,171 $656,944 $313,872  $116,246 $317,163  $260,557   $296,561
Total liabilities..................  389,175  629,548  301,009    98,698  301,242   243,788    274,224
Statement of operations data:
Net interest income (expense)...... $  1,048 $  6,392 $  7,767  $    272 $ (1,407) $   (947)  $  1,713
Total non-interest income (loss)...    8,997   24,166   (5,683)   33,298   27,118    18,616     35,574
Net income (loss)..................      912    8,400  (14,013)    4,332   (1,780)     (949)     7,936
Operating data (in millions):
Mortgage loan acquisitions (volume) $  1,542 $  2,571 $  2,249  $  1,672 $  2,113  $  1,481   $  2,212
Master servicing portfolio.........    1,550    3,029    3,714     2,879    4,043     3,625      5,119

Use of Proceeds

Based on the public offering price of $8.25 per share, Impac Mortgage Holdings, Inc. will receive approximately $56,261,500 in net proceeds from the sale of the shares of its common stock in this offering, or approximately $64,985,875 if the underwriters' over-allotment option is exercised in full, after payment of its expenses related to this offering and underwriting discounts and commissions.

We intend to use the net proceeds from this offering for growing our core business operations in addition to general corporate purposes.

Impac Mortgage Holdings, Inc. will not receive any of the proceeds from the sale of common stock by the selling stockholder, HBK Master Fund L.P. Based on the public offering price of $8.25 per share, HBK Master Fund L.P. will receive approximately $1,551,000 in net proceeds from the sale of the shares of common stock in this offering, after payment of underwriting discounts and commissions.

Price Range of Common Stock

The common stock of Impac Mortgage Holdings, Inc. is listed on the American Stock Exchange, or "AMEX," under the symbol "IMH." The following table summarizes the high and low sales prices for the common stock as reported by the AMEX for the periods indicated through February 7, 2002:

                                                2002        2001        2000
                                             ----------- ----------- -----------
                                              High   Low  High   Low  High   Low
                                             ----- ----- ----- ----- ----- -----
First Quarter............................... $8.90 $7.80 $4.49 $2.85 $4.25 $3.13
Second Quarter..............................    --    --  7.25  3.89  4.38  3.06
Third Quarter...............................    --    --  8.15  5.76  4.19  2.38
Fourth Quarter..............................    --    --  9.35  6.85  3.20  1.83

On February 7, 2002, the last reported sale price of the common stock on the AMEX was $8.33 per share. As of February 6, 2002, there were 576 holders of record (including holders who are nominees for an undetermined number of beneficial owners) of the common stock.

Distributions

We intend to make annual distributions to our stockholders in an amount sufficient to maintain our status as a REIT, as defined in the Internal Revenue Code. REIT taxable income may not necessarily equal net income as calculated in accordance with generally accepted accounting principles, or "GAAP." Our dividend policy is subject to revision at the discretion of our Board of Directors. All distributions in excess of those required to maintain our REIT status will be made at the discretion of our Board of Directors and will depend on our taxable income, financial condition, and such other factors that our Board of Directors deems relevant. The Board of Directors has not established a minimum distribution level.

Distributions to our stockholders will generally be taxable as ordinary income, although we may designate a portion of the distributions as capital gain or as a tax-free return of capital. We annually furnish to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. Of the total dividends paid during 2000 and 1999, approximately $13.7 million and $4.8 million, respectively, represented a tax-free return of capital. We did not declare a dividend for the quarters ended December 31, 2000, March 31, 2001 or June 30, 2001.

The following table summarizes our dividends paid or declared for the periods indicated:

                                                                              Per share
                                                                               dividend
Period covered                                  Stockholder record date          amount
---------------------------------------------------------------------------------------
Quarter ended March 31, 1999...........                   April 9, 1999         $0.10
Quarter ended June 30, 1999............                   June 30, 1999          0.12
Quarter ended September 30, 1999.......              September 30, 1999          0.13
Quarter ended December 31, 1999........                 January 3, 2000          0.13
Quarter ended March 31, 2000...........                  April 10, 2000          0.12
Quarter ended June 30, 2000............                    July 6, 2000          0.12
Quarter ended September 30, 2000.......                October 11, 2000          0.12
Quarter ended September 30, 2001....... October 1 and November 15, 2001 /(1)/    0.25
Quarter ended December 31, 2001........                 January 2, 2002 /(2)/    0.44

(1) Impac Mortgage Holdings, Inc. declared a dividend of $0.25 per share for the third quarter of 2001, payable in two installments: the first installment of $0.13 per share was paid on October 15, 2001 to stockholders of record on October 1, 2001, and the second installment of $0.12 per share was paid on November 15, 2001 to stockholders of record on November 1, 2001.
(2) Consisted of a regular cash dividend of $0.37 per share and a special cash dividend of $0.07 per share.

Capitalization

The following table sets forth Impac Mortgage Holdings, Inc.'s capitalization as of September 30, 2001:

 .  on a historical basis; and,

 . as adjusted to reflect (i) the issuance and sale in October 2001 of 5,100,000 shares of common stock by Impac Mortgage Holdings, Inc. at a public offering price of $7.05 per share; and (ii) the issuance and sale of 7,300,000 shares of common stock by Impac Mortgage Holdings, Inc. in this offering at the public offering price of $8.25 per share, and the application of the net proceeds of that sale as described in "Use of Proceeds."

The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, our Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2001 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which are incorporated by reference into the accompanying prospectuses.

                                                                    As of September 30, 2001
                                                                 ------------------------------
                                                                 Historical  As adjusted/(1)(2)/
                                                                  (dollars in thousands, except
                                                                    share and per share data)
-------------------------------------------------------------------------------------------------
Stockholders' equity:
Common stock, par value $0.01 per share, 50,000,000 shares
  authorized; 26,832,329 shares issued and outstanding on a
  historical basis and 39,232,329 shares issued and outstanding
  on an as adjusted basis/(3)/..................................  $     268           $     392
Additional paid-in capital......................................    325,583             415,218
Accumulated other comprehensive gain--available-for-sale
  securities....................................................     11,343              11,343
Accumulated comprehensive loss--FAS 133.........................    (23,951)            (23,951)
Cumulative dividends declared...................................   (112,256)           (112,256)
Notes receivable from common stock sales........................       (930)               (930)
Net accumulated deficit.........................................    (23,466)            (23,466)
                                                                  ---------           ---------
Total stockholders' equity......................................  $ 176,591           $ 266,350
                                                                  =========           =========
Book value per share............................................  $    6.58           $    6.79
                                                                  =========           =========

(1) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in this offering. Assumes (i) no exercise of the underwriters' over-allotment option to purchase up to an additional 1,125,000 shares of common stock from Impac Mortgage Holdings, Inc., (ii) net proceeds per share of $7.755 with respect to the shares offered by Impac Mortgage Holdings, Inc. in this offering and
    (iii) approximate aggregate expenses of $350,000 payable by Impac Mortgage Holdings, Inc.
(2) Excludes the $0.44 per share dividend declared for the fourth quarter of 2001 paid to stockholders of record on January 2, 2002. Taking into account the dividend of $0.44 per share, book value per share would be $6.43.
(3) Excludes (i) 70,334 shares of common stock issued by February 1, 2002 upon the exercise of options and (ii) 766,163 shares of common stock with a weighted average exercise price of $4.44 per share that are issuable upon the exercise of options granted under the Impac Mortgage Holdings, Inc. stock option plans.

Selected Consolidated Financial Data

The selected consolidated financial data set forth below is derived from the audited consolidated financial statements of Impac Mortgage Holdings, Inc. and Impac Funding Corporation for the fiscal years ended December 31, 1996, 1997, 1998, 1999 and 2000 and from our unaudited financial statements for the nine months ended September 30, 2000 and 2001. The unaudited interim results of Impac Mortgage Holdings, Inc. and Impac Funding Corporation, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, which are necessary to present fairly the results for the unaudited interim periods. The unaudited interim results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2001. The following selected financial data should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which are incorporated by reference into the accompanying prospectuses.

In August 2001, the Derivatives Implementation Group of the Financial Accounting Standards Board issued Statement 133 Implementation Issue No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge," which permits the measurement of effectiveness to include the hedging instrument's entire change in fair value, rather than documenting the assessment of effectiveness based only on the changes in the hedging instrument's intrinsic value as is the current practice. The effective date of the guidance is the first day of the first fiscal quarter after August 10, 2001. Upon adoption, we recorded the changes in both the time value and intrinsic value (entire change in fair value) of options in other comprehensive income, as opposed to only changes in intrinsic value as is now the case. The amounts will be recognized in income when the forecasted or hedged transaction is recognized in income. It is expected that this will result in a reduction in income volatility as compared to existing practice.

Selected Consolidated Financial Data


IMPAC MORTGAGE HOLDINGS, INC.

                                                                                                        For the
                                                                                                      nine months
                                                                                                         ended
                                                          For the year ended December 31,            September 30,
                                                  ----------------------------------------------  ------------------
                                                     1996     1997      1998      1999      2000      2000      2001
                                                         (dollar amounts in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------
Statement of operations data:
Net interest income:
Total interest income............................ $63,673 $109,533  $163,658  $119,458  $147,079  $106,642  $116,032
Total interest expense...........................  44,144   76,577   121,695    89,795   124,096    89,512    85,202
                                                  ------- --------  --------  --------  --------  --------  --------
Net interest income..............................  19,529   32,956    41,963    29,663    22,983    17,130    30,830
Provision for loan losses........................   4,350    6,843     4,361     5,547    18,839    17,735    10,559
                                                  ------- --------  --------  --------  --------  --------  --------
Net interest income (expense) after loan loss
 provision.......................................  15,179   26,113    37,602    24,116     4,144      (605)   20,271
Non-interest income:
Equity in net income (loss) of Impac Funding
 Corporation.....................................     903    8,316   (13,876)    4,292    (1,762)     (937)    7,857
Equity in net loss of Impac Commercial
 Holdings, Inc...................................      --     (239)     (998)       --        --        --        --
Loss on sale of mortgage loans...................      --       --    (3,111)       --        --        --        --
Gain on sale of securities.......................      --      648       427        93        --        --        --
Other income.....................................     593    1,601     4,019     2,517     4,275     2,136     3,419
                                                  ------- --------  --------  --------  --------  --------  --------
Total non-interest income (loss).................   1,496   10,326   (13,539)    6,902     2,513     1,199    11,276
                                                  ------- --------  --------  --------  --------  --------  --------
Non-interest expense:
Write-down on investment securities..............      --       --    14,132     2,037    53,576    53,576     1,949
General and administrative and other operating
 expense.........................................   1,449    1,851     6,788     6,664     7,314     4,927     2,349
Mark-to-market loss--FAS 133.....................      --       --        --        --        --        --     3,713
Loss on equity investment of Impac Commercial
 Holdings, Inc...................................      --       --     9,076        --        --        --        --
Advisory fees....................................   3,347    6,242        --        --        --        --        --
Termination agreement expense....................      --   44,375        --        --        --        --        --
                                                  ------- --------  --------  --------  --------  --------  --------
Total non-interest expense.......................   4,796   52,468    29,996     8,701    60,890    58,503     8,011
                                                  ------- --------  --------  --------  --------  --------  --------
Income (loss) before extraordinary item and
 cumulative effect of change in accounting
 principle.......................................  11,879  (16,029)   (5,933)   22,317   (54,233)  (57,909)   23,536
Extraordinary item...............................      --       --        --        --        --        --    (1,006)
Cumulative effect of change in accounting
 principle.......................................      --       --        --        --        --        --    (4,313)
                                                  ------- --------  --------  --------  --------  --------  --------
Net income (loss)................................  11,879  (16,029)   (5,933)   22,317   (54,233)  (57,909)   18,217
Less: cash dividends on preferred stock..........      --       --        --    (3,290)   (3,150)   (2,363)   (1,575)
                                                  ------- --------  --------  --------  --------  --------  --------
Net income (loss) available to common
 stockholders.................................... $11,879 $(16,029) $ (5,933) $ 19,027  $(57,383) $(60,272) $ 16,642
                                                  ======= ========  ========  ========  ========  ========  ========
Income (loss) per share before extraordinary item
 and cumulative effect of change in accounting
 principle:
Basic............................................ $  1.34 $  (0.99) $  (0.25) $   0.83  $  (2.70) $  (2.82) $   0.97
                                                  ======= ========  ========  ========  ========  ========  ========
Diluted.......................................... $  1.32 $  (0.99) $  (0.25) $   0.76  $  (2.70) $  (2.82) $   0.87
                                                  ======= ========  ========  ========  ========  ========  ========
Net income (loss) per share:
Basic............................................ $  1.34 $  (0.99) $  (0.25) $   0.83  $  (2.70) $  (2.82) $   0.74
                                                  ======= ========  ========  ========  ========  ========  ========
Diluted.......................................... $  1.32 $  (0.99) $  (0.25) $   0.76  $  (2.70) $  (2.82) $   0.68
                                                  ======= ========  ========  ========  ========  ========  ========
Dividends declared per share..................... $  1.61 $   1.68  $   1.46  $   0.48  $   0.36  $   0.36  $   0.25
                                                  ======= ========  ========  ========  ========  ========  ========
Net income (loss) per share before management
 termination expense/(1)/........................ $  1.32 $   1.74  $  (0.25) $   0.76  $  (2.70) $  (2.82) $   0.68
                                                  ======= ========  ========  ========  ========  ========  ========

(1) In December 1997, our management agreement with Imperial Credit Advisors, Inc., an affiliate of Imperial Credit Industries, Inc., was terminated. Net loss per share in 1997 after the effect of expenses related to the termination was $(0.99).

Selected Consolidated Financial Data


IMPAC MORTGAGE HOLDINGS, INC.

                                                       At December 31,                        At September 30,
                                     ----------------------------------------------------   ------------------
                                         1996       1997       1998       1999       2000       2000        2001
                                                (dollar amounts in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------
Balance sheet data:
Investment securities available-for-
 sale............................... $ 63,506 $   67,011 $   93,486 $   93,206 $   36,921 $   39,822 $    34,329
Mortgage loans held-for-investment
 and CMO collateral.................  502,658  1,052,610  1,181,847  1,313,112  1,389,716  1,336,705   1,823,864
Finance receivables.................  362,312    533,101    311,571    197,119    405,438    366,823     464,503
Investment in Impac Funding
 Corporation........................    9,896     27,122     13,246     17,372     15,762     16,601      22,114
Investment in Impac Commercial
 Holdings, Inc......................       --     17,985         --         --         --         --          --
Total assets........................  972,355  1,752,812  1,665,504  1,675,430  1,898,838  1,807,591   2,396,742
CMO borrowings......................  474,513    741,907  1,072,316    850,817  1,291,284    998,739   1,597,936
Reverse repurchase agreements.......  357,716    755,559    323,625    539,687    398,653    594,296     598,210
Total liabilities...................  843,165  1,523,782  1,413,898  1,436,586  1,720,398  1,627,870   2,220,151
Total stockholders' equity..........  129,190    229,030    251,606    238,844    178,440    179,721     176,591
Book value per share................ $  13.74 $    10.16 $    10.25 $    11.16 $     8.74 $     8.40 $      6.58
Book value per fully diluted
 common share.......................    13.74      10.16       8.22       8.60       6.67       6.47        6.58
Total assets divided by
 stockholders' equity...............   7.53:1     7.65:1     6.62:1     7.01:1    10.64:1    10.06:1     13.57:1

Selected Consolidated Financial Data


IMPAC FUNDING CORPORATION

                                                                                                    For the
                                                                                                  nine months
                                                                                                     ended
                                                         For the year ended December 31,         September 30,
                                                    -----------------------------------------  ----------------
                                                       1996    1997     1998     1999    2000     2000     2001
                                                                   (dollar amounts in thousands)
-----------------------------------------------------------------------------------------------------------------
Statement of operations data:
Net interest income:
Total interest income.............................. $32,799 $48,020 $ 48,510  $21,225 $28,649  $20,116  $18,314
Total interest expense.............................  31,751  41,628   40,743   20,953  30,056   21,063   16,601
                                                    ------- ------- --------  ------- -------  -------  -------
Net interest income (expense)......................   1,048   6,392    7,767      272  (1,407)    (947)   1,713
Non-interest income:
Gain (loss) on sale of loans.......................   7,747  19,414  (11,663)  27,098  19,727   13,163   32,947
Loan servicing income..............................   1,250   4,109    7,071    5,221   6,286    4,858    2,308
Gain (loss) on sale of investment securities.......      --     550     (706)      --      51       --       --
Mark-to-market loss on investment securities.......      --      --     (805)      --      --       --       --
Other income.......................................      --      93      420      979   1,054      595      319
                                                    ------- ------- --------  ------- -------  -------  -------
Total non-interest income (loss)...................   8,997  24,166   (5,683)  33,298  27,118   18,616   35,574
                                                    ------- ------- --------  ------- -------  -------  -------
Non-interest expense:
General and administrative and other operating
 expense...........................................   7,154  10,047   14,385   14,965  19,634   13,904   19,231
Amortization of mortgage servicing rights..........     613   2,827    6,361    5,331   5,179    3,751    3,757
Write-down of securities available-for-sale........      --      --       --    4,252   1,537    1,537       --
Provision for repurchases..........................     687   3,148      367      385     371       77      515
Impairment of mortgage servicing rights............      --      --    3,722    1,078      --       --       --
                                                    ------- ------- --------  ------- -------  -------  -------
Total non-interest expense.........................   8,454  16,022   24,835   26,011  26,721   19,269   23,503
                                                    ------- ------- --------  ------- -------  -------  -------
Income (loss) before income taxes and cumulative
 effect of change in accounting principles.........   1,591  14,536  (22,751)   7,559  (1,010)  (1,600)  13,784
Income taxes (benefit).............................     679   6,136   (8,738)   3,227     770     (651)   5,865
                                                    ------- ------- --------  ------- -------  -------  -------
Income (loss) before cumulative effect of change in
 accounting principle..............................     912   8,400  (14,013)   4,332  (1,780)    (949)   7,919
Cumulative effect of change in accounting
  principle........................................      --      --       --       --      --       --       17
                                                    ------- ------- --------  ------- -------  -------  -------
Net income (loss)..................................     912   8,400  (14,013)   4,332  (1,780)    (949)   7,936
Less: cash dividends on preferred stock............      --      --       --       --      --       --   (6,464)
                                                    ------- ------- --------  ------- -------  -------  -------
Net income (loss) available to common stockholders. $   912 $ 8,400 $(14,013) $ 4,332 $(1,780) $  (949) $ 1,472
                                                    ======= ======= ========  ======= =======  =======  =======

Selected Consolidated Financial Data


IMPAC FUNDING CORPORATION

                                                 At December 31,                 At September 30,
                                   -------------------------------------------- -----------------
                                       1996     1997     1998     1999     2000     2000     2001
                                        (dollar amounts in thousands, except operating data)
--------------------------------------------------------------------------------------------------
Balance sheet data:
Mortgage loans held-for-sale...... $334,104 $620,549 $252,568 $ 68,084 $275,570 $220,922 $244,762
Mortgage servicing rights.........    8,785   15,568   14,062   15,621   10,938   15,684   10,365
Total assets......................  399,171  656,944  313,872  116,246  317,163  260,557  296,561
Borrowings from Impac Warehouse
 Lending Group, Inc...............  327,422  454,840  192,900   66,125  266,994  213,150  234,827
Other borrowings..................       --  148,307   67,058      181       --       77       --
Due to affiliates.................   54,803    6,198   24,382   14,500   14,500   14,500   14,500
Total liabilities.................  389,175  629,548  301,009   98,698  301,242  243,788  274,224
Total shareholders' equity........    9,996   27,396   12,863   17,548   15,921   16,769   22,337
Operating data (in millions):
Mortgage loan acquisitions/(1)/
 (volume)......................... $  1,542 $  2,571 $  2,249 $  1,672 $  2,113 $  1,481 $  2,212
Master servicing portfolio........    1,550    3,029    3,714    2,879    4,043    3,625    5,119
Servicing portfolio...............    1,550    3,029    3,714    2,393    2,429    2,150    1,998

(1) Represents acquisitions during the year or nine-month period, as applicable.

Management

The following table provides certain information regarding the officers and directors of Impac Mortgage Holdings, Inc. and its related companies as of the date of this prospectus supplement.

Name                          Age Position
-------------------------------------------------------------------------------------------------

Joseph R. Tomkinson..........  54 Chief Executive Officer and Chairman of the Board

William S. Ashmore...........  52 Chief Operating Officer, President and Director

Richard J. Johnson...........  39 Executive Vice President and Chief Financial Officer

Ronald M. Morrison...........  51 General Counsel and Secretary

Gretchen D. Verdugo..........  37 Executive Vice President of Impac Warehouse Lending Group, Inc.

James Walsh..................  52 Director

Frank P. Filipps.............  54 Director

Stephan R. Peers.............  49 Director

William E. Rose..............  34 Director

Leigh J. Abrams..............  59 Director

Joseph R. Tomkinson has been Chairman of the Board since April 1998 and Chief Executive Officer of Impac Mortgage Holdings, Inc. and Chairman of the Board and Chief Executive Officer of Impac Funding Corporation, our mortgage operations, and Impac Warehouse Lending Group, Inc., our warehouse lending operations, since their formation. From August 1995 to April 1998, he was Vice Chairman of the Board of Impac Mortgage Holdings, Inc. From February 1997 to May 1999, he was Chairman of the Board and Chief Executive Officer of Impac Commercial Holdings, Inc., a publicly-traded real estate investment trust investing in commercial mortgage assets, and Impac Commercial Capital Corporation, the conduit operations of Impac Commercial Holdings, Inc. He served as President and Chief Operating Officer of Imperial Credit Industries, Inc. from January 1992 to February 1996 and, from 1986 to January 1992, he was President of Imperial Bank Mortgage, one of the divisions that later was combined to become Imperial Credit Industries, Inc. in 1992. He was a Director of Imperial Credit Industries, Inc. (Nasdaq-ICII) from December 1991 to June 1999. Mr. Tomkinson brings 27 years of combined experience in real estate, real estate financing and mortgage banking to the company.

William S. Ashmore has been President of Impac Mortgage Holdings, Inc. since its formation, President of our mortgage operations since March 1997 (after being promoted from Executive Vice President), a Director of our mortgage operations since its formation, and President and a Director of our warehouse lending operations since its formation. In July 1997, he became a Director of Impac Mortgage Holdings, Inc. From February 1997 to May 1999, he was the President and Chief Operating Officer of Impac Commercial Holdings, Inc. From August 1993 to February 1996, he was Executive Vice President and Director of Secondary Marketing at Imperial Credit Industries, Inc., having been its Senior Vice President of Secondary Marketing since January 1988. From 1985 to 1987, he was Chief Executive Officer and Vice Chairman of the Board of Century National Mortgage Corporation, a wholesale mortgage banking company. Mr. Ashmore has over 26 years of combined experience in real estate, real estate financing and mortgage banking.

Management


Richard J. Johnson is the Executive Vice President and Chief Financial Officer of each of Impac Mortgage Holdings, Inc., our mortgage operations and our warehouse lending operations. He has held these positions at all three entities since their formation, with the exception of the position of Executive
Vice President of Impac Mortgage Holdings, Inc., which he attained in January 1998. In March 1996, he was appointed as a Director of our warehouse lending operations. From February 1997 to May 1999, he was the Executive Vice President and Chief Financial Officer of Impac Commercial Holdings, Inc. and Impac Commercial Capital Corporation. From September 1992 to March 1995, he was Senior Vice President and Chief Financial Officer of Imperial Credit Industries, Inc. From November 1989 to September 1992, he was Vice President and Controller of Imperial Credit Industries, Inc.

Ronald M. Morrison has been General Counsel of Impac Mortgage Holdings, Inc. since July 1998. In July 1998, he was also elected Secretary of Impac Mortgage Holdings, Inc. and, in August 1998, he was elected Secretary of our mortgage operations and our warehouse lending operations. From August 1998 to May 1999, he was also General Counsel and Secretary of Impac Commercial Holdings, Inc. and Impac Commercial Capital Corporation. From 1978 until joining Impac Mortgage Holdings, Inc., Mr. Morrison was a partner at the law firm of Morrison & Smith.

Gretchen D. Verdugo has been the Executive Vice President of Impac Warehouse Lending Group, Inc., our warehouse lending operations, since November 2000. From August 1997 to November 2000, Ms. Verdugo served as the Senior Vice President and Chief Accounting Officer of our mortgage operations. From November 1996 to August 1997, Ms. Verdugo was a Senior Manager at KPMG LLP, and, from September 1992 to November 1996, Ms. Verdugo served as the Chief Financial Officer, Vice President and Treasurer of Bay Federal Credit Union.

James Walsh has been a Director of Impac Mortgage Holdings, Inc. since August 1995. In January 2000, he became Managing Director of Sherwood Trading and Consulting Corporation. From March 1996 to January 2000, he was an Executive Vice President of Walsh Securities, Inc. where he directed mortgage loan production, sales and securitization. Mr. Walsh was an executive of Donaldson, Lufkin and Jenrette Securities Corporation from January 1989 through March 1996, where he oversaw residential mortgage securitization, servicing brokerage and mortgage banking services.

Frank P. Filipps has been a Director of Impac Mortgage Holdings, Inc. since August 1995. In June 1999, he was elected Chairman and Chief Executive Officer of Radian Group, Inc. (NYSE-RDN) and its principal subsidiary, Radian Guaranty, Inc., which were formed through the merger of Amerin and CMAC Investment Corporation. Radian provides private mortgage insurance coverage on residential mortgage loans. From January 1995 to June 1999, he served as Chairman, President and Chief Executive Officer of Commonwealth Mortgage Assurance Company. In 1995, he was elected President and appointed a Director of CMAC Investment Corporation (NYSE-CMT), and in January 1996, he was elected Chief Executive Officer of CMAC Investment Corporation. Mr. Filipps originally joined Commonwealth Mortgage Assurance Company in 1992 as Senior Vice President and Chief Financial Officer and became Executive Vice President and Chief Operating Officer in 1994.

Stephan R. Peers has been a Director of Impac Mortgage Holdings, Inc. since October 1995. In September 2001, Mr. Peers joined Sandler O'Neill & Partners, L.P. as a Managing Director. From March 2000 to May 2001, Mr. Peers was a Managing Director at Bear, Stearns & Co. Inc. From April 1993 to March 2000, he was an Executive Vice President of International Strategic Finance Corporation, Ltd., where he performed corporate finance services for overseas and domestic companies. From January 1998 to June 1998, he was an executive at Aames Financial Corporation, a mortgage loan company.

Management


William E. Rose has been a Director of Impac Mortgage Holdings, Inc. since August 2000. Since 1991, Mr. Rose has been associated with HBK Investments L.P. and is currently a Managing Director. His responsibilities include U.S. equity derivatives, private investments and trading. Prior to 1991, Mr. Rose worked for William A.M. Burden & Co., the investment division of the Burden family of New York, and in the Mergers & Acquisitions Group of Drexel Burnham, Lambert, Inc.

Leigh J. Abrams has been a Director of Impac Mortgage Holdings, Inc. since April 2001. Since August 1979, Mr. Abrams has been President, Chief Executive Officer and a Director of Drew Industries Incorporated (AMEX-DW), which manufactures a wide variety of components for manufactured homes and recreational vehicles. Since May 1994, Mr. Abrams has also been President, Chief Executive Officer and a Director of LBP, Inc. (OTC-LBPI). Prior to the sale of its operating assets in 1998, LBP manufactured a variety of specialty building products for the remodeling and residential construction industry. Mr. Abrams, a CPA, has over 30 years of experience in corporate finance, mergers and acquisitions, and operations.

Selling Stockholder

The following table sets forth certain information regarding the beneficial ownership of the common stock as of February 7, 2002 and as adjusted to reflect the offering of 7,300,000 shares by Impac Mortgage Holdings, Inc. and 200,000 shares by the selling stockholder, HBK Master Fund L.P.:

                          Shares beneficially                   Shares beneficially
                           owned prior to the      Number of      owned after the
                                offering        shares to be         offering
                         ---------------------   sold in the ------------------------
Selling Stockholder         Number Percent/(1)/     offering    Number Percent/(2)(3)/
--------------------------------------------------------------------------------------
HBK Master Fund L.P..... 4,043,888       12.64%      200,000 3,843,888           9.78%

(1) Based on 32,002,663 shares outstanding as of February 6, 2002.
(2) Excludes the underwriters' over-allotment option to purchase up to an additional 1,125,000 shares from Impac Mortgage Holdings, Inc. pursuant to the terms of the underwriting agreement. If this option is exercised in full, HBK Master Fund L.P. will beneficially own 3,843,888 shares or 9.51% of the common stock.
(3) Based on 39,302,663 shares outstanding as of February 6, 2002, as adjusted for the offering.

HBK Investments L.P. has voting and investment control over the securities held in the name of HBK Master Fund L.P. pursuant to an Investment Management Agreement. Each of Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar may be deemed to have voting and investment control over such securities as the members of HBK Management LLC, the general partner of HBK Partners II L.P., which is the general partner of HBK Investments L.P. William E. Rose is a Director of Impac Mortgage Holdings, Inc.

The shares of our common stock beneficially owned by HBK Master Fund L.P. are all registered for sale to the public under the Securities Act of 1933. The sale of a large amount of shares by HBK Master Fund L.P., or the perception that such sales may occur, could adversely affect the market price for our common stock.

The preceding information regarding the selling stockholder supercedes the information under the heading "Selling Security Holders and Plan of Distribution" in the accompanying prospectus, dated August 30, 2001.

Underwriting

Impac Mortgage Holdings, Inc., the selling stockholder and the underwriters named below have entered into an underwriting agreement concerning the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated next to its name in the following table. The underwriters are obligated to purchase all of the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

                                                                      Number of
Underwriters                                                             shares
-------------------------------------------------------------------------------
UBS Warburg LLC...................................................... 4,230,000
RBC Dain Rauscher Inc................................................ 1,233,750
Jolson Merchant Partners, LLC........................................ 1,057,500
Sandler O'Neill & Partners, L.P......................................   528,750
Wedbush Morgan Securities Inc........................................    75,000
Chatsworth Securities LLC............................................    75,000
Flagstone Securities, LLC............................................    75,000
Janco Partners, Inc..................................................    75,000
Ladenburg Capital Management.........................................    75,000
Legg Mason Wood Walker, Incorporated.................................    75,000
                                                                      ---------
   Total............................................................. 7,500,000

                                                                      =========

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 1,125,000 shares of common stock from us, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares of common stock are purchased under this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholder:

                                                    Paid by us
                                          --------------------------------
                                          No exercise of Full exercise of
                                          over-allotment  over-allotment
                                              option          option
                                          -------------- ----------------
       Per share.........................   $    0.495      $    0.495
          Total..........................   $3,613,500      $4,170,375

                                            Paid by selling stockholder
                                          --------------------------------
                                          No exercise of Full exercise of
                                          over-allotment  over-allotment
                                              option          option
                                          -------------- ----------------
       Per share.........................   $   0.495       $   0.495
          Total..........................   $  99,000       $  99,000

We estimate that the total expenses of this offering payable by Impac Mortgage Holdings, Inc. and the selling stockholder, excluding underwriting discounts and commissions, will be approximately $350,000 and $0, respectively.

Underwriting

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.29 per share from the public offering price. Any of the securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

Impac Mortgage Holdings, Inc. and each of our officers and directors have agreed that, subject to certain exceptions related to options granted under existing employee benefit plans, for a period of 90 days from the date of this prospectus supplement (or for a period of 45 days from the date of this prospectus supplement in the case of each of our officers and directors), they will not, without the prior written consent of UBS Warburg LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The selling stockholder has agreed that for a period of 30 days from the date of this prospectus supplement it will not, without the prior written consent of UBS Warburg LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. UBS Warburg LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares of common stock sold by, or for the account of, that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the American Stock Exchange or otherwise.

No underwriter is obligated to conduct market-making activities in our common stock and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriter. We

Underwriting

and the selling stockholder have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking and general financing services to us for which they have in the past received, and may in the future receive, customary fees. In addition, we have a secured repurchase facility with UBS Warburg LLC that we use in our warehouse lending operations. Stephan
R. Peers, a Managing Director of Sandler O'Neill & Partners, L.P., is also a Director of Impac Mortgage Holdings, Inc.

Legal Matters

The legality of the shares of our common stock will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California. All matters of Maryland law will be passed upon for us by McKee Nelson LLP, Washington, D.C. In addition, McKee Nelson LLP is providing the legal opinions referred to under "Federal Income Tax Considerations" and "Material Federal Income Tax Consequences" on pages 29 and 18 of the accompanying prospectuses, dated February 7, 2002 and August 30, 2001, respectively. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York. With respect to all matters of Maryland law, Sullivan & Cromwell will rely upon the legal opinion of McKee Nelson LLP.

Experts

The consolidated financial statements of Impac Mortgage Holdings, Inc. and of Impac Funding Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statements in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                 $300,000,000

                         IMPAC MORTGAGE HOLDINGS, INC.

                        COMMON STOCK, PREFERRED STOCK,
                         DEBT SECURITIES AND WARRANTS

                               -----------------

Impac Mortgage Holdings, Inc. may sell to the public:

  .  common stock

  .  preferred stock

  .  debt securities

  .  warrants to purchase common stock

  .  warrants to purchase preferred stock

   Unless the context otherwise requires, the terms "Company," "we," "us," and "our" in this prospectus refer to Impac Mortgage Holdings, Inc., a Maryland corporation, and its subsidiaries, IMH Assets Corp. and Impac Warehouse Lending Group, Inc. and its affiliate, Impac Funding Corporation (together with its wholly-owned subsidiaries Impac Secured Assets Corp. and Novelle Financial Services, Inc.). Unless the context otherwise indicates, "common stock" refers to the common stock, par value $0.01 per share, of Impac Mortgage Holdings, Inc. and the associated preferred stock purchase rights issued under our rights agreement, as amended, dated October 7, 1998.

   We will provide specific terms of each issuance of these securities in supplements to this prospectus. We urge you to read this prospectus and any accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock, the debt securities and the warrants, carefully before you make your investment decision.

   Our company may sell these securities to or through underwriters, dealers or agents, or we may sell the securities directly to investors on our own behalf.

   Our common stock is listed on the American Stock Exchange under the symbol "IMH."

   An investment in the securities being offered involves significant risks.
                    See "Risk Factors" beginning on page 2.

   This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 7, 2002

                                             Table of Contents
                                                                                                       Page
                                                                                                       ----
About This Prospectus.................................................................................   i
Where You Can Find More Information...................................................................  ii
Cautionary Statement Concerning Forward-Looking Statements............................................ iii
Summary...............................................................................................   1
Impac Mortgage Holdings, Inc..........................................................................   1
Risk Factors..........................................................................................   2
Use of Proceeds.......................................................................................  16
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends...........................................................................................  16
Description of Securities.............................................................................  16
Description of Capital Stock..........................................................................  17
Description of Debt Securities........................................................................  24
Federal Income Tax Considerations.....................................................................  29
Plan of Distribution..................................................................................  36
Legal Matters.........................................................................................  38
Experts...............................................................................................  38

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other specific considerations applicable to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

   The registration statement containing this prospectus, including the exhibits to the registration statement provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information from issuers, including us, that file such documents electronically with the SEC. Our common stock is listed and traded on the American Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

   This prospectus is part of a registration statement we filed with the SEC. The full registration statement can be obtained from the SEC as indicated above, or directly from us, as indicated below.

   The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (File No. 0-19861) under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed on March 30, 2001 and as amended by Form 10-K/A (Amendment No. 1) filed on October 17, 2001 and Form 10-K/A (Amendment No. 2) filed on January 16, 2002;

  . Our Definitive Proxy Statement filed April 30, 2001 and amended on May 17, 2001;

  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed on May 15, 2001;

  . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 as filed on August 14, 2001 and as amended by Form 10-Q/A filed on October 12, 2001;

  . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed on November 14, 2001;

  . Our Current Reports on Form 8-K filed on January 29, 2002, October 26, 2001, October 24, 2001 and September 5, 2001; and

  . The description of our common stock contained in our registration statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description.

   We incorporate by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to
Item 9 of Form 8-K.

   Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Each statement about the contents of any contracts or other document is qualified in all material respects by reference to such contract or other document. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus. You may direct your requests to Investor Relations, Impac Mortgage Holdings, Inc., 1401 Dove Street, Suite 100, Newport Beach, CA 92660, or by calling (949) 475-3600.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   This prospectus and any accompanying prospectus supplements contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as may, will, believe, expect, anticipate, continue or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, adverse economic conditions, changes in interest rates, changes in yield curves, changes in prepayment rates, the availability of financing and, if available, the terms of any financing. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see ''Risk Factors" in this prospectus and any accompanying supplements and under "Business-Risk Factors" in our Annual Report on Form 10-K, as amended. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

   We encourage you to read this prospectus and any accompanying prospectus supplements, as well as the information that is incorporated by reference in this prospectus and any accompanying prospectus supplements, in their entireties. You should carefully consider the factors set forth under ''Risk Factors" beginning on page 2 of this prospectus before making an investment decision to purchase our securities.

                                    SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the securities we may offer in this prospectus, and our consolidated financial statements and related notes included or incorporated by reference in this prospectus.

                         IMPAC MORTGAGE HOLDINGS, INC.

   Our company, Impac Mortgage Holdings, Inc., is a mortgage real estate investment trust, or "REIT." Together with our subsidiaries and affiliate, Impac Funding Corporation, we are a nationwide acquirer and originator of non-conforming Alt-A mortgage loans. "Alt-A" mortgage loans consist primarily of mortgage loans that are first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but that have loan characteristics that make them non-conforming under those guidelines. For instance, the loans may have higher loan-to-value, or "LTV," ratios than allowable or may have excluded certain documentation or verifications. Therefore, in making our credit decisions, we are more reliant upon the borrower's Fair Issac Credit Score, or "FICO," and the adequacy of the underlying collateral. We also provide warehouse and repurchase financing to originators of mortgage loans. Our goal is to generate consistent reliable income for distribution to our stockholders, primarily from the earnings of our core businesses.

   We operate three core businesses: our long-term investment operations, our mortgage operations, and our warehouse lending operations.

   Our long-term investment operations invests primarily in non-conforming Alt-A mortgage loans. This business generates income based on the excess of the interest it earns on its investment portfolio and the expense associated with its borrowings against its investment portfolio. Our investment in non-conforming Alt-A mortgage loans is financed with collateralized mortgage obligations, or "CMO," borrowings and proceeds from the sale of capital stock. Our mortgage operations acquires, originates, sells and securitizes primarily non-conforming Alt-A mortgage loans. Our mortgage operations generates income by securitizing and selling loans to permanent investors, including our long-term investment operations. Our mortgage operations primarily uses warehouse lines of credit to finance the acquisition and origination of mortgage loans. Our warehouse operations provides short-term financing to mortgage loan originators by funding mortgage loans from their closing date until they are sold to pre-approved investors, including our long-term investment operations. Our warehouse lending operations earns fees, as well as a spread, from the difference between its cost of borrowings and the interest earned on advances against the loans prior to their sale. Generally, we seek to acquire the non-conforming Alt-A mortgage loans funded with facilities provided by our warehouse lending operations, which provides synergies with our long-term investment operations and mortgage operations.

   Our principal executive offices are located at 1401 Dove Street, Newport Beach, California 92660. Our telephone number is (949) 475-3600.

                                 RISK FACTORS

A prolonged economic downturn or recession would likely result in a reduction of our mortgage origination activity which would adversely affect our financial results

   Although we have not operated during a period of prolonged general economic downturn or a recession, these events have historically resulted in a reduction in mortgage origination activity and an increase in the rate of mortgage defaults. The United States economy is currently undergoing a period of a recession. This economic condition has been worsened by the September 11, 2001 terrorist attacks in New York, N.Y. and Washington, D.C., and Somerset County, Pennsylvania. A continued recession may have a significant adverse impact on our operations and our financial condition. For example, a reduction in new mortgages will adversely affect our ability to expand our mortgage portfolio, our principal means of increasing our earnings. In addition, a decline in new mortgage activity will likely result in reduced activity for our warehouse lending operations and our long-term investment operations. In the case of our mortgage operations, a decline in mortgage activity may result in fewer loans that meet its criteria for purchase and securitization, thus resulting in a reduction in interest income and fees and gain on sale of loans. We may also experience larger than previously reported losses on our investment portfolio due to a higher level of defaults on our mortgage loans.

If we are unable to generate sufficient liquidity we will be unable to conduct our operations as planned

   If we cannot generate sufficient liquidity, we will be unable to continue to grow our operations, grow our asset base, maintain our current hedging policy and pay dividends. We have traditionally derived our liquidity from four primary sources:

  . financing facilities provided to us by others to acquire or originate mortgage assets;

  . whole loan sales and securitizations of acquired or originated mortgage loans;

  .  our issuance of equity and debt securities; and

  .  earnings from operations.

   We cannot assure you that any of these alternatives will be available to us, or if available, that we will be able to negotiate favorable terms. Our ability to meet our long-term liquidity requirements is subject to the renewal of our credit and repurchase facilities and/or obtaining other sources of financing, including additional debt or equity from time to time. Any decision by our lenders and/or investors to make additional funds available to us in the future will depend upon a number of factors, such as our compliance with the terms of our existing credit arrangements, our financial performance, industry and market trends in our various businesses, the lenders' and/or investors' own resources and policies concerning loans and investments, and the relative attractiveness of alternative investment or lending opportunities. If we cannot raise cash by selling debt or equity securities, we may be forced to sell our assets at unfavorable prices or discontinue various business activities. Our inability to access the capital markets could have a negative impact on our earnings and hence, our ability to pay dividends.

Any significant margin calls under our financing facilities would adversely affect our liquidity and may adversely affect our financial results

   Prior to the fourth quarter of 1998, we generally had no difficulty in obtaining favorable financing facilities or in selling acquired mortgage loans. However, during the fourth quarter of 1998, the mortgage industry experienced substantial turmoil as a result of a lack of liquidity in the secondary markets. At that time, investors expressed unwillingness to purchase interests in securitizations due, in part, to:

  .  the lack of financing to acquire these securitization interests;

  . the widening of returns expected by institutional investors on securitization interests over the prevailing Treasury rate; and

  .  market uncertainty.

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   As a result, many mortgage loan originators, including our company, were unable to access the securitization market on favorable terms. This resulted in some companies declaring bankruptcy. Originators, like our company, were required to sell loans on a whole loan basis and liquidate holdings of mortgage-backed securities to repay short-term borrowings. However, the large amount of loans available for sale on a whole loan basis affected the pricing offered for these loans, which in turn reduced the value of the collateral underlying the financing facilities. Therefore, many providers of financing facilities initiated margin calls. Margin calls resulted when our lenders evaluated the market value of the collateral securing our financing facilities and required us to provide them with additional equity or collateral to secure our borrowings.

   Our financing facilities were short-term borrowings and due to the turmoil in the mortgage industry during the latter part of 1998 many traditional providers of financing facilities were unwilling to provide facilities on favorable terms, or at all. Our current financing facilities continue to be short-term borrowings and we expect this to continue. If we cannot renew or replace maturing borrowings, we may have to sell, on a whole loan basis, the loans securing these facilities which, depending upon market conditions, may result in substantial losses.

We incurred losses for fiscal years 1997, 1998 and 2000 and may incur losses in the future

   During the year ended December 31, 2000, we experienced a net loss of $54.2 million. The net loss incurred during 2000 included non-recurring, non-cash accounting charges of $68.9 million. The non-recurring, non-cash accounting charges were the result of write-downs of non-performing investment securities secured by mortgages and additional increases in allowance for loan losses to provide for the deteriorating performance of collateral supporting specific investment securities. During the year ended December 31, 1998, we experienced a net loss of $5.9 million. During the year ended December 31, 1997, we experienced a net loss of $16.0 million. The net loss incurred during 1997 included a non-recurring, non-cash accounting charge of $44.4 million that was the result of expenses related to the termination and buyout of our management agreement with Imperial Credit Advisors, Inc. We cannot be certain that revenues will remain at current levels or improve or that we will be profitable in the future, which could prevent us from effectuating our business strategy.

If we are unable to complete securitizations, we would face a liquidity shortage which would adversely affect our operating results

   We rely significantly upon securitizations to generate cash proceeds to repay borrowings and to create credit availability. Any reduction in our ability to complete securitizations may require us to utilize other sources of financing, which, if available at all, may be on unfavorable terms. In addition, delays in closing securitizations of our mortgage loans increase our risk by exposing our company to credit and interest rate risks for this extended period of time. Furthermore, gains on sales from our securitizations represent a significant portion of our earnings.

   Several factors could affect our ability to complete securitizations of our mortgages, including:

  .  conditions in the securities and secondary markets;

  . credit quality of the mortgage loans acquired or originated through our mortgage operations;

  .  volume of our mortgage loan acquisitions and originations;

  .  our ability to obtain credit enhancements; and

  .  lack of investors purchasing higher risk components of the securities.

   If we are unable to profitably securitize a significant number of our mortgage loans in a particular financial reporting period, then we could experience lower income or a loss for that period. As a result of turmoil in the securitization market during the latter part of 1998, many mortgage lenders, including our company, were required to sell mortgage loans on a whole loan basis under adverse market conditions in order to generate liquidity. Many of these sales were made at prices lower than our carrying value of the mortgage loans and we experienced substantial losses. We cannot assure you that we will be able to continue to profitably securitize or sell our loans on a whole loan basis, or at all.

   The market for first loss risk securities, which are securities that take the first loss when mortgages are not paid by the borrowers, is generally limited. In connection with our REMIC securitizations, we endeavor to sell all securities subjecting us to a first loss risk. If we cannot sell these securities, we may be required to hold them for an extended period, subjecting us to a first loss risk.

Our borrowings and use of substantial leverage may cause losses

  Our use of collateralized mortgage obligations may expose our operations to credit losses

   To grow our investment portfolio, we borrow a substantial portion of the market value of substantially all of our investments in mortgage loans in the form of collateralized mortgage obligations. Historically, we have borrowed approximately 98% of the market value of such investments. There are no limitations on the amount we may borrow, other than the aggregate value of the underlying mortgage loans. We currently use collateralized mortgage obligations as financing vehicles to increase our leverage, since mortgage loans held for collateralized mortgage obligation collateral are retained for investment rather than sold in a secondary market transaction. Retaining mortgage loans as collateral for collateralized mortgage obligations exposes our operations to greater credit losses than does the use of other securitization techniques that are treated as sales because as the equity holder in the security, we are allocated losses from the liquidation of defaulted loans first prior to any other security holder. Although our liability under a collateralized mortgage obligation is limited to the collateral used to create the collateralized mortgage obligation, we generally are required to make a cash equity investment to fund collateral in excess of the amount of the securities issued in order to obtain the appropriate credit ratings for the securities being sold, and therefore obtain the lowest interest rate available, on the collateralized mortgage obligations. If we experience greater credit losses than expected on the pool of loans subject to the collateralized mortgage obligation, the value of our equity investment will decrease and we would have to increase the allowance for loan losses on our financial statements.

  The cost of our borrowings may exceed the return on our assets

   The cost of borrowings under our financing facilities corresponds to a referenced interest rate plus or minus a margin. The margin varies depending on factors such as the nature and liquidity of the underlying collateral and the availability of financing in the market. We will experience net interest losses if the returns on our assets financed with borrowed funds fail to cover the cost of our borrowings, and we did not implement any applicable financial hedges.

  If we default under our financing facilities, we may be forced to liquidate the collateral at prices less than the amount borrowed

   If we default under our financing facilities, our lenders could force us to liquidate the collateral. If the value of the collateral is less than the amount borrowed, we could be required to pay the difference in cash. If we were to declare bankruptcy, some of our reverse repurchase agreements may obtain special treatment and our creditors would then be allowed to liquidate the collateral without any delay. On the other hand, if a lender with whom we have a reverse repurchase agreement declares bankruptcy, we might experience difficulty repurchasing our collateral, or enforcing our claim for damages, and it is possible that our claim could be repudiated and we could be treated as an unsecured creditor. If this occurs, our claims would be subject to significant delay and we may receive substantially less than our actual damages or nothing at all.

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

  If we are forced to liquidate we may have few unpledged assets for distribution to unsecured creditors

   We have pledged a substantial portion of our assets to secure the repayment of collateralized mortgage obligations issued in securitizations, our financing facilities and our other borrowings. We will also pledge substantially all of our current and future mortgage loans to secure borrowings pending their securitization or sale. The cash flows we receive from our investments that have not yet been distributed, pledged or used to acquire mortgage loans or other investments may be the only unpledged assets available to our unsecured creditors and you if our company was liquidated.

Interest rate fluctuations may adversely affect our operating results

   Our operations, as a portfolio manager, a mortgage loan acquirer and originator or a warehouse lender, may be adversely affected by rising and falling interest rates. Higher interest rates may discourage potential borrowers from refinancing mortgages, borrowing to purchase homes or seeking second mortgages. This may decrease the amount of mortgages available to be acquired or originated by our mortgage operations and decrease the demand for warehouse financing provided by our warehouse lending operations. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their fixed and adjustable rate mortgage loans at lower long-term fixed interest rates. Increased loan prepayments could lead to a reduction in the number of loans in our investment portfolio and reduce our net interest income.

   We are subject to the risk of rising mortgage interest rates between the time we commit to purchase mortgages at a fixed price through the issuance of individual, bulk or other rate-locks and the time we sell or securitize those mortgages. An increase in interest rates will generally result in a decrease in the market value of mortgages that we have committed to purchase at a fixed price, but have not been sold or securitized or have not been properly hedged. As a result, we may record a smaller gain, or even a loss, upon the sale or securitization of those mortgage loans.

We may experience losses if our liabilities reprice at different rates than our assets

   Our principal source of revenue is net interest income or net interest spread from our investment portfolio, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our interest bearing liabilities. The rates we pay on our borrowings are independent of the rates we earn on our assets and may be subject to more frequent periodic rate adjustments. Therefore, we could experience a decrease in net interest income or a net interest loss because the interest rates on our borrowings could increase faster than the interest rates on our assets. If our net interest spread becomes negative, we will be paying more interest on our borrowings than we will be earning on our assets and we will be exposed to a risk of loss.

   Additionally, the rates paid on our borrowings and the rates received on our assets may be based upon different indices (e.g., LIBOR, U.S. Treasuries, etc.). If the index used to determine the rate on our borrowings increases faster than the index used to determine the rate on our assets, we will experience a declining net interest spread, which will have a negative impact on our profitability, and may result in losses.

An increase in our adjustable interest rate borrowings may decrease the net interest margin on our adjustable rate mortgages

   As of September 30, 2001, approximately 74% of the mortgages held by our long-term investment operations were hybrid mortgage loans. These are mortgages with fixed interest rates for a period of time, which then become mortgages with variable or adjustable interest rates or begin bearing interest based upon short-term interest rate indices. We generally fund mortgages with variable interest rate borrowings that are indexed to short-term interest rates and can adjust daily. To the extent that there is an increase in the interest rate index used to determine our adjustable interest rate borrowings and that increase is not offset by various interest rate hedges that we have in place at any given time, our net interest margin will decrease or become negative. As of

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

September 30, 2001, our fixed rate mortgages that become adjustable over time had a weighted average months to interest rate adjustment of 17 months.

  We may suffer a net interest loss on our adjustable rate mortgages that have interest rate caps if the interest rates on our related borrowings increase

   Adjustable rate mortgages typically have interest rate caps, which limit interest rates charged to the borrower during any given period. Our borrowings are not subject to similar restrictions. As a result, in a period of rapidly increasing interest rates, the interest rates we pay on our borrowings could increase without limitation, while the interest rates we earn on our adjustable rate mortgage assets would be capped. If this occurs, our net earnings could be significantly reduced or we could suffer a net interest loss.

Increased levels of prepayments of our adjustable rate mortgage loans may accelerate our expenses and decrease our net income

   Mortgage prepayments generally increase on our adjustable rate mortgages when fixed mortgage interest rates fall below the then-current interest rates on outstanding adjustable rate mortgage loans. Prepayments on mortgage loans are also affected by the terms and credit grades of the loans, conditions in the housing and financial markets and general economic conditions. Most of the adjustable rate mortgages that we acquire are originated within three months of the time we purchased the mortgages and generally bear initial interest rates that are lower than their fully-indexed amount (the applicable index plus the margin). If we acquire these mortgages at a premium and they are prepaid prior to or soon after the time of adjustment to a fully-indexed rate without payment of any prepay penalty, we would not have received interest at the fully-indexed rate during such period and we must expense the unamortized premium that was paid for the loan at the time of the prepayment. This means we would lose the opportunity to earn interest at that rate over the expected life of the mortgage. Also, if prepayments on our adjustable rate mortgage loans increase when interest rates are declining, our net interest income may decrease if we cannot reinvest the prepayments in mortgage assets bearing comparable rates. Prepayments on fixed rate mortgages will also decrease our net interest income when interest rates are declining. As of September 30, 2001, approximately 44% of our mortgage loan investment portfolio had active prepayment penalty features.

   We generally acquire mortgages on a "servicing released" basis, meaning we acquire both the mortgages and the rights to service them. This strategy requires us to pay a higher purchase price or premium for the mortgages. If the mortgage loans that we acquire at a premium prepay faster than originally projected, generally accepted accounting principles require us to write down the remaining capitalized premium amounts at a faster speed than was originally projected, which would decrease our current net interest income.

The value of our portfolio of mortgage-backed securities may be adversely affected by unforeseen events

  Our prior investments in residual interest and subordinated debt investments exposed us to greater risks as compared to senior mortgage-backed securities

   Prior to 1998, we invested in mortgage-backed securities known as interest-only, principal-only, residual interest or other subordinated securities. Investments in residual interest and subordinated securities are much riskier than investments in senior mortgage-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. The risk associated with holding residual interest and subordinated securities is greater than holding the underlying mortgage loans directly due to the concentration of losses attributed to the subordinated securities.

  If the projected value of our portfolio of residual interest and subordinated debt instruments is incorrect we would have to write down the value of these securities

   We estimate future cash flows from these securities and value them utilizing assumptions based in part on projected discount rates, mortgage loan prepayments and credit losses. If our actual experience differs from our assumptions, we would be required to reduce the value of these securities. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value, or at any value or that we could recoup our initial investment.

   In addition, we may not obtain our anticipated yield or we may incur losses if the credit support available within certain mortgage-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing the mortgages in mortgage-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated, and may cause a rating agency to downgrade certain classes of our mortgage-backed securities, which might then equate to a reduction of the value of the security.

We undertake additional risks by acquiring and investing in mortgage loans

  We may be subject to losses on mortgage loans for which we do not obtain credit enhancements

   We do not obtain credit enhancements such as mortgage pool or special hazard insurance for all of our mortgage loans and investments. Generally, we require mortgage insurance on any loan with a loan-to-value ratio greater than 80%. During the time we hold mortgage loans for investment, we are subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance. If a borrower defaults on a mortgage loan that we hold, we bear the risk of loss of principal to the extent there is any deficiency between the value of the related mortgaged property and the amount owing on the mortgage loan and any insurance proceeds available to us through the mortgage insurer. In addition, since defaulted mortgage loans, which under our financing arrangements are mortgage loans that are generally 60 to 90 days delinquent in payments, may be considered ineligible collateral under our borrowing arrangements, we could bear the risk of being required to own these loans without the use of borrowed funds until they are ultimately liquidated or possibly sold at a loss.

  Non-conforming Alt-A mortgage loans expose us to greater credit risks

   We are an acquirer and originator of non-conforming Alt-A residential mortgage loans. These are residential mortgages that do not qualify for purchase by government sponsored agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Our operations may be negatively affected due to our investments in non-conforming Alt-A mortgage loans. Credit risks associated with non-conforming Alt-A mortgage loans are greater than conforming mortgage loans. The interest rates we charge on non-conforming Alt-A loans are often higher than those charged for conforming loans in order to compensate for the higher risk and lower liquidity. Lower levels of liquidity may cause us to hold loans or other mortgage-related assets supported by these loans that we otherwise would not hold. By doing this, we assume the potential risk of increased delinquency rates and/or credit losses as well as interest rate risk. Additionally, the combination of different underwriting criteria and higher rates of interest leads to greater risk, including higher prepayment rates and higher delinquency rates and/or credit losses.

  Lending to non-conforming Alt-A borrowers may expose us to a higher risk of delinquencies, foreclosures and losses

   As a lender of non-conforming Alt-A mortgage loans, our market includes borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Loans made to such non-conforming Alt-A borrowers generally entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. Delinquency, foreclosures and losses generally increase during economic slowdowns or recessions. The actual risk of delinquencies, foreclosures and losses on loans made to non-conforming Alt-A borrowers could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. Further, any material decline in real estate values increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of our future loan sales and our ability to sell or securitize our loans in the future. In the past, certain of these factors have caused revenues and net income of many participants in the mortgage industry, including us, to fluctuate from quarter to quarter.

  Our use of second mortgages exposes us to greater credit risks

   Our security interest in the property securing second mortgages is subordinated to the interest of the first mortgage holder and the second mortgages have a higher cumulative loan-to-value ratio. As of September 30, 2001, 1% of our mortgages were second mortgages. If the value of the property is equal to or less than the amount needed to repay the borrower's obligation to the first mortgage holder upon foreclosure, our second mortgage loan will not be repaid.

  The geographic concentration of our mortgage loans increases our exposure to risks in those areas

   We do not set limitations on the percentage of our mortgage asset portfolio composed of properties located in any one area (whether by state, zip code or other geographic measure). Concentration in any one area increases our exposure to the economic and natural hazard risks associated with that area. As of September 30, 2001, 60% of the loans included in securitizations in which we hold residual interests are secured by properties in California. Certain parts of California have experienced an economic downturn in past years and have suffered in the past the effects of certain natural hazards.

We may experience losses related to our recourse obligations

   Mortgage-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against our customers, the correspondent sellers and mortgage brokers of mortgage loans, we cannot assure you that they will honor their obligations. We also engage in bulk whole loan sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of mortgage loans from us are broader than those available to us against those who sell us these loans. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our customers.

  Representations and warranties made by us in our loan sales and securitizations may subject us to liability

   In connection with our securitizations, we transfer loans acquired or originated by us into a trust in exchange for cash and, in the case of a CMO, residual certificates issued by the trust. The trustee will have recourse to us with respect to the breach of the standard representations and warranties made by us at the time such loans are transferred. While we generally have recourse to our customers for any such breaches, there can be no assurance of our customers' abilities to honor their respective obligations. Also, we engage in bulk whole loan sales pursuant to agreements that generally provide for recourse by the purchaser against us in the event of a breach of one of our representations or warranties, any fraud or misrepresentation during the mortgage loan origination process, or upon early default on such mortgage loan. We generally limit the potential remedies of such purchasers to the potential remedies we receive from the people from whom we acquired or originated the mortgage loans. However, in some cases, the remedies available to a purchaser of mortgage loans from us may be broader than those available to us against the sellers of the loans and should a purchaser enforce its remedies against us, we may not always be able to enforce whatever remedies we have against our customers.

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   In the ordinary course of our business, we are subject to claims made against us by borrowers and trustees in our securitizations arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including our appraisers), incomplete documentation and our failure to comply with various laws and regulations applicable to our business. Any claims asserted against us may result in legal expenses or liabilities that could have a material adverse effect on our results of operations or financial condition.

We face conflicts of interests based on the ownership of the voting stock of Impac Funding Corporation by certain officers and directors of Impac Mortgage Holdings, Inc.

   We are subject to conflicts of interest arising from our relationship with Impac Mortgage Holdings, Inc., our long-term investment operations, Impac Funding Corporation, our mortgage operations, and their officers and directors. Our long-term investment operations acquires non-confirming Alt-A mortgage loans from our mortgage operations. Impac Mortgage Holdings, Inc. owns all of the preferred stock, and 99% of the economic interest in, Impac Funding Corporation. Joseph R. Tomkinson, our Chairman and Chief Executive Officer, William S. Ashmore, our Chief Operating Officer, President and a director, and Richard J. Johnson, our Executive Vice President and Chief Financial Officer, are holders of all of the outstanding voting stock of, and 1% of the economic interest in, Impac Funding Corporation. They have the right to elect all directors of Impac Funding Corporation and the ability to control the outcome of all matters for which the consent of the holders of the common stock of Impac Funding Corporation is required. Messer's Tomkinson, Ashmore and Johnson are also the sole directors of Impac Funding Corporation. Decisions made by these officers at one company may be at conflict with and have an adverse affect on the operations of the other.

A substantial interruption in our use of IDASL may adversely affect our level of mortgage loan acquisitions and originations

   We utilize the Internet in our business principally for the implementation of our automated loan origination program, IDASL, which stands for Impac Direct Access System for Lending. IDASL is not a lead generator for mortgage brokers. IDASL allows our customers to pre-qualify borrowers for various loan programs based on criteria requested from the borrower and renders an automated underwriting decision by issuing an approval of the mortgage loan or a referral for further review or additional information. IDASL may be interrupted if the Internet experiences periods of poor performance, if our computer systems or the systems of our third-party service providers contain defects, or if customers are reluctant to use or have inadequate connectivity to the Internet. Increased government regulation of the Internet could also adversely affect our use of the Internet in unanticipated ways and discourage our customers from using our services. If our ability to use the Internet in providing our services is impaired, our ability to originate or acquire loans on an automated basis could be delayed or reduced. Any substantial delay and reduction in our mortgage loan acquisitions and originations will reduce our net earnings for the applicable period.

We are subject to risks of operational failure that are beyond our control

   Substantially all of our operations are located in Newport Beach, California. Our systems and operations are vulnerable to damage and interruption from fire, flood, telecommunications failure, break-ins, earthquake and similar events. Our operations may also be interrupted by power disruptions, including rolling black-outs implemented in California due to the state's continuing acute power shortage. We do not maintain alternative power sources. Furthermore, our security mechanisms may be inadequate to prevent security breaches to our computer systems, including from computer viruses, electronic break-ins and similar disruptions. Such security breaches or operational failures could expose us to liability, impair our operations, result in losses, and harm our reputation.

Our reliance on third-party software for the implementation of IDASL exposes us to risks

   We have a licensing agreement with a third-party vendor for the use of hardware and software for IDASL. All of our correspondents are submitting loans through IDASL and all of our wholesale loans delivered by brokers are directly underwritten through the use of IDASL. The termination or impairment of this license could result in delays and reductions in the acquisition and origination of mortgage loans until equivalent hardware and software could be licensed and integrated, if at all possible, which may harm our business. In addition, we would be harmed if the provider from whom we license software ceases to deliver and support reliable products, enhance their current products or respond to emerging industry standards. If the hardware or software provided by our vendor fails for any reason, and the back-up hardware and software is not implemented in a timely manner, it may also delay and reduce those mortgage loan acquisitions and originations done through IDASL. The third-party hardware and software also may not continue to be available to us on commercially reasonable terms or at all. Any substantial delay and reduction in our mortgage loan acquisitions and originations will reduce our net earnings for the applicable period.

Competition for mortgage loans is intense and may adversely affect our operations

   We compete in acquiring and originating non-conforming Alt-A mortgage loans and issuing mortgage-backed securities with:

  .  other mortgage conduit programs;

  .  investment banking firms;

  .  savings and loan associations;

  .  banks;

  .  thrift and loan associations;

  .  finance companies;

  .  mortgage bankers;

  .  insurance companies;

  .  other lenders; and

  .  other entities purchasing mortgage assets.

   Some of our competitors are larger and have greater resources than we do.

   Consolidation in the mortgage banking industry may adversely affect us by reducing the number of current customers of our mortgage operations and our potential customer base. As a result, we may have to purchase a larger percentage of mortgage loans from a smaller number of customers, which may reduce our profit margins, or increase the cost to acquire these types of loans.

We are exposed to potential credit losses in providing warehouse financing

   As a warehouse lender, we lend money to mortgage bankers on a secured basis and we are subject to the risks associated with lending to mortgage banks, including the risks of fraud, borrower default and bankruptcy, any of which could result in credit losses for us. Our claims as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay.

We may not pay dividends to stockholders

   REIT provisions of the Internal Revenue Code generally require that we distribute to our stockholders at least 90% of all of our taxable income. These provisions restrict our ability to retain earnings and thereby renew capital for our business activities. We may decide at a future date to terminate our REIT status, which would cause us to be taxed at the corporate level, and cease paying regular dividends.

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

   In addition, for any year that we do not generate taxable income, we are not required to declare and pay dividends to maintain our REIT status. For instance, due to losses incurred in 2000, we did not declare any dividends from September 2000 until September 25, 2001.

   To date, a portion of our taxable income and cash flow has been attributable to our receipt of dividend distributions from Impac Funding Corporation, our mortgage operations affiliate. Impac Funding Corporation is not a REIT and is not, therefore, subject to the above-described REIT distribution requirements. Because Impac Funding Corporation is seeking to retain earnings to fund the future growth of our mortgage operations business, its board may decide that Impac Funding Corporation should cease making dividend distributions in the future. This would materially reduce the amount of our taxable income and in turn, would reduce the amount we would be required to distribute as dividends.

We may be exposed to potential alternative minimum tax liability

   To the extent we have a net operating loss carryover for federal income tax purposes, we can offset our regular taxable income for the 2001 taxable year with the net operating loss carryover and thereby eliminate our liability for regular corporate income tax on the amount of income so offset. In computing alternative minimum tax, however, we will be allowed to use only 90% of the net operating loss deduction allowable for purposes of computing the regular income tax. Thus, to the extent we shelter our income with the net operating loss carryover deduction, we will be subject to alternative minimum tax at a rate of 20% on 10% of the income offset by the net operating loss for regular tax purposes. In other words, the effective federal income tax rate on the amount offset by the net operating loss deduction is 2%.

If we fail to maintain our REIT status, we may be subject to taxation as a regular corporation

   We believe that we have operated and intend to continue to operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT.

   Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational and stockholder ownership requirements on a continuing basis.

   If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also may be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. Failure to qualify as a REIT could adversely affect the value of our common stock.

Delayed mortgage loan sales or securitization closings could have a material adverse affect on our operations

   A delay in closing a particular mortgage loan sale or securitization would increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our warehouse facilities are outstanding. If we were unable to sell a sufficient number of mortgage loans at a premium during a particular reporting period, our revenues for that period would decline, which could have a material adverse affect on our operations.

Our share prices have been and may continue to be volatile

   Historically, the market price of our common stock has been volatile. During 2000, our stock reached a high of $4.38 per share on June 16 and June 22 and a low of $1.83 per share on December 5. During 2001, our common stock reached a high of $9.35 per share on December 24 and a low of $2.85 per share on January
2. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors including:

  .  the amount of dividends paid;

  .  availability of liquidity in the securitization market;

  .  loan sale pricing;

  .  calls by warehouse lenders or changes in warehouse lending rates;

  .  unanticipated fluctuations in our operating results;

  .  prepayments on mortgages;

  .  valuations of securitization related assets;

  .  cost of funds; and

  .  general market conditions.

   In addition, significant price and volume fluctuations in the stock market have particularly affected the market prices for the common stock of mortgage REIT companies such as ours. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. If our results of operations fail to meet the expectations of securities analysts or investors in a future quarter, the market price of our common stock could also be materially adversely affected and we may experience difficulty in raising capital.

If actual prepayments or defaults with respect to mortgage loans serviced occurs more quickly than originally assumed, the value of our mortgage servicing rights would be subject to downward adjustment

   When we purchase loans that include the associated servicing rights, the allocated cost of the servicing rights is reflected on our financial statements as mortgage servicing rights. To determine the fair value of these servicing rights, we use assumptions to estimate future net servicing income including projected discount rates, mortgage loan prepayments and credit losses. If actual prepayments or defaults with respect to loans serviced occur more quickly than we originally assumed, we would have to reduce the carrying value of our mortgage servicing rights. We do not know if our assumptions will prove correct.

Our operating results may be adversely affected by the results of our hedging activities

   To offset the risks associated with our mortgage operations, we enter into transactions designed to hedge our interest rate risks. To offset the risks associated with our long-term investment operations, we attempt to match the interest rate sensitivities of our adjustable rate mortgage assets held for investment with the associated financing liabilities. Our management determines the nature and quantity of the hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan purchases. We do not limit management's use of certain instruments in such hedging transactions. While the Company believes that it is properly hedging its interest rate risk, the accounting for such hedging activities may not, and in some cases do not, qualify for hedge accounting under accounting principles generally accepted in the United States of America and FAS 133. The effect of the Company's hedging strategy may result in some volatility in its quarterly earnings as interest rates go up or down. While the Company believes it is properly hedging its interest rate risk, we cannot assure you that our hedging transactions will offset the risk of adverse changes in net interest margins.

A reduction in the demand for residential mortgage loans and our non-conforming loan products may adversely affect our operations

   The availability of sufficient mortgage loans meeting our criteria is dependent in part upon the size and level of activity in the residential real estate lending market and, in particular, the demand for non-conforming mortgage loans, which is affected by:

  .  interest rates;

  .  national economic conditions;

  .  residential property values; and

  .  regulatory and tax developments.

   If our mortgage loan purchases decrease, we will have:

  .  decreased economies of scale;

  .  higher origination costs per loan;

  .  reduced fee income;

  .  smaller gains on the sale of non-conforming mortgage loans; and

  . an insufficient volume of loans to generate securitizations which thereby causes us to accumulate loans over a longer period.

Our delinquency ratios and our performance may be adversely affected by the performance of parties who sub-service our loans

   We contract with third-party sub-servicers for the sub-servicing of all the loans in which we retain servicing rights, including those in our securitizations. Our operations are subject to risks associated with inadequate or untimely servicing. Poor performance by a sub-servicer may result in greater than expected delinquencies and losses on our loans. A substantial increase in our delinquency or foreclosure rate could adversely affect our ability to access the capital and secondary markets for our financing needs. Also, with respect to loans subject to a securitization, greater delinquencies would adversely impact the value of any interest-only, principal-only and subordinated securities we hold in connection with that securitization.

   In a securitization, relevant agreements permit us to be terminated as servicer or master servicer under specific conditions described in these agreements, such as the failure of a sub-servicer to perform certain functions within specific time periods. If, as a result of a sub-servicer's failure to perform adequately, we were terminated as servicer of a securitization, the value of any servicing rights held by us would be adversely affected.

Potential characterization of distributions or gain on sale as unrelated business taxable income to tax-exempt investors

   If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a "pension-held REIT," (3) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (4) the residual REMIC interests we buy generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in
(3), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to Federal income tax as unrelated business taxable income under the Internal Revenue Code.

Classification as a taxable mortgage pool could subject us to increased taxation

   If we have borrowings with two or more maturities and, (1) those borrowings are secured by mortgage loans or mortgage-backed securities and, (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgage loans or mortgage backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our company were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as "excess inclusion" income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

  .  not be allowed to be offset by a stockholder's net operating losses;

  . be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

  . be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

  . be taxable (at the highest corporate tax rate) to us, rather than to our stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

   Based on advice of our tax counsel, we take the position that our existing financing arrangements do not create a taxable mortgage pool.

Our operations may be adversely affected if we are subject to the Investment Company Act

   We intend to conduct our business at all times so as not to become regulated as an investment company under the Investment Company Act. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

   In order to qualify for this exemption we must maintain at least 55% of our assets directly in mortgage loans, qualifying pass-through certificates and certain other qualifying interests in real estate. Our ownership of certain mortgage assets may be limited by the provisions of the Investment Company Act. If the Securities and Exchange Commission adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exception, we could be required to restructure our activities or sell certain of our assets. To insure that we continue to qualify for the exemption we may be required at times to adopt less efficient methods of financing certain of our mortgage assets and we may be precluded from acquiring certain types of higher-yielding mortgage assets. The net effect of these factors will be to lower at times our net interest income. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described. Our business will be materially and adversely affected if we fail to qualify for this exemption.

If we conduct future offerings the market price of our securities may be adversely affected

   We may elect to increase our capital resources by making additional private or public offerings of securities in the future. We do not know:

  .  the actual or perceived effect of these offerings;

  .  the timing of these offerings;

  . the dilution of the book value or earnings per share of our securities then outstanding; and

  .  the effect on the market price of our securities then outstanding.

Sales of additional common stock may adversely affect its market price

   The sale or the proposed sale of substantial amounts of our common stock in the public market could materially adversely affect the market price of our common stock or other outstanding securities.

   As of the date of this prospectus, HBK Master Fund L.P. beneficially owns 4,043,888 shares of our common stock, all of which are registered with the SEC for sale to the public pursuant to an effective registration statement. The sale of a large amount of shares by HBK Master Fund L.P. or the perception that such sales may occur could adversely affect the market price for our common stock or other outstanding securities.

We are a defendant in purported class actions and may not prevail in these matters

   We are a defendant in nine purported class actions pending in six different state courts; two cases in the United States District Court for the Western District of Tennessee and one in the United States District Court for the Northern District of Illinois. All, except for the Illinois matter, allege generally that the loan originator improperly charged fees in violation of various state lending or consumer protection laws in connection with mortgage loans that we acquired. The Illinois matter alleges that we charged fees for services that constitute the unauthorized practice of law and that were not proper charges. Although the suits are not identical, they generally seek unspecified compensatory damages, punitive damages, pre- and post-judgment interest, costs and expenses and rescission of the loans, as well as a return of any improperly collected fees. These actions are in the early stages of litigation and, accordingly, it is difficult to predict the outcome of these matters. We believe we have meritorious defenses to the actions and intend to defend against them vigorously; however, an adverse judgment in any of these matters could have a material adverse effect on us.

We may be subject to possible adverse consequences as a result of limits on ownership of our shares

   Our charter limits ownership of our capital stock by any single stockholder to 9.5% of our outstanding shares unless waived by the board of directors. Our board of directors may increase the 9.5% ownership limit. In addition, to the extent consistent with the REIT provisions of the Internal Revenue Code, our board of directors may, pursuant to our articles of incorporation, waive the 9.5% ownership limit for a stockholder or purchaser of our stock. In order to waive the 9.5% ownership limit our board of directors must require the stockholder requesting the waiver to provide certain representations to the Company to ensure compliance with the REIT provisions of the Internal Revenue Code. Our charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning more than 50% (by value) of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

  .  will consider the transfer to be null and void;

  .  will not reflect the transaction on our books;

  .  may institute legal action to enjoin the transaction;

  .  will not pay dividends or other distributions with respect to those shares;

  .  will not recognize any voting rights for those shares;

  .  may redeem the shares; and

  . will consider the shares held in trust for the benefit of a charitable beneficiary as designated by us.

   The trustee shall sell the shares held in trust and the owner of the excess shares will be entitled to the lesser of:

      (a) the price paid by the owner;

      (b) if the owner did not purchase for the excess shares, the closing price for the shares on the national securities exchange on which the company is listed; or

      (c) the price received by the trustee from the sale of the shares.

Limitations on acquisition and change in control ownership limit

   The 9.5% ownership limit discussed above may have the effect of precluding acquisition of control of our company by a third party without consent of our board of directors.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes.

                    RATIO OF EARNINGS TO FIXED CHARGES AND
   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   The following table displays our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (1):

                                                          For the Nine
                                                          Months Ended  For the Year Ended December 31,
                                                          September 30, --------------------------------
                                                              2001      2000   1999  1998   1997   1996
                                                          ------------- ----   ----- ----   ----   -----
Ratio of earnings to fixed charges.......................     1.21x     -- (2) 1.25x -- (3) -- (4) 1.27x
                                                              =====     ===    ===== ===    ===    =====
Ratio of earnings to combined fixed charges and preferred
 stock dividends.........................................     1.19x     -- (2) 1.20x -- (3) -- (4) 1.27x
                                                              =====     ===    ===== ===    ===    =====

--------
(1) Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.
(2) Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 2000 was $54.2 million, which represented the Company's net loss. The net loss included non-recurring, non-cash accounting charges of $68.9 million.
(3) Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 1998 was $5.9 million, which represented the Company's net loss. There were no preferred stock dividends due or paid during the year ended December 31, 1998.
(4) Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 1997 was $16.0 million, which represented the Company's net loss. The net loss included a non-recurring, non-cash accounting charge of $44.4 million. There were no preferred stock dividends due or paid during the year ended December 31, 1997.

                           DESCRIPTION OF SECURITIES

   This prospectus contains a summary of the common stock, preferred stock, debt securities and warrants to purchase our common stock or preferred stock. These summaries are not meant to be complete description of each security and is subject and qualified by reference to Maryland law and our charter and bylaws, copies of which are on file with the Securities and Exchange Commission, and are incorporated by reference herein. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

                         DESCRIPTION OF CAPITAL STOCK

General

   Our authorized stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Our stockholder meetings are held annually. Pursuant to our charter, we reserve the right to amend any provision of our charter upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter.

Common Stock

   Each share of our common stock is entitled to participate equally in dividends when authorized by our board of directors and in the distribution of our assets upon liquidation. Each share of common stock is entitled to one vote, subject to the provisions of our charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance. Shares of common stock have no preference, conversion, exchange, redemption, appraisal, preemptive or cumulative voting rights. Our authorized stock may be increased and altered from time to time in the manner prescribed by Maryland law upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our charter authorizes our board of directors to reclassify any unissued shares of common stock in one or more classes or series of stock.

Transfer Agent and Registrar

   Our transfer agent and registrar is American Stock Transfer and Trust Company, New York, New York.

Preferred Stock

   Our charter authorizes our board of directors to issue shares of preferred stock and to classify or reclassify any unissued shares of preferred stock into one or more classes or series of stock. The preferred stock may be issued from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the board of directors for each class or series of stock subject to the provisions of our charter regarding restrictions on transfer of stock. Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further stockholder authorization, unless such authorization is required by applicable law or the rules of the principal national securities exchange on which such stock is listed or admitted to trading.

   A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

  .  the title and stated value of the preferred stock;

  . the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

  . the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

  . whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

  .  the provisions for a sinking fund, if any, for the preferred stock;

  .  any voting rights of the preferred stock;

  .  the provisions for redemption, if applicable, of the preferred stock;

  .  any listing of the preferred stock on any securities exchange;

  . the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price or the manner of calculating the conversion price and conversion period;

  . if appropriate, a discussion of Federal income tax consequences applicable to the preferred stock;

  . any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to assist us in qualifying as a REIT;

  . all series of preferred stock will rank on a parity with each other unless otherwise specified in the charter and will rank senior to common stock with respect payment of dividends and distribution of assets upon liquidation; and

  . any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

   The terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock will be stated in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock to be received by the holders of preferred stock would be subject to adjustment.

Description of Warrants

   We may issue warrants for the purchase of preferred stock or common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

   The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

  .  the title of the warrants;

  .  the aggregate number of the warrants;

  .  the price or prices at which the warrants will be issued;

  .  the currencies in which the price or prices of the warrants may be payable;

  . the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

  . if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

  . the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

  . the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

  . the minimum or maximum amount of the warrants that may be exercised at any one time;

  .  information with respect to book-entry procedures, if any;

  .  if appropriate, a discussion of Federal income tax consequences; and

  . any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Repurchase of Shares and Restrictions on Transfer

   Pursuant to our charter, if certain proposed transfers of common stock or other events occur that result in a person owning shares in excess of our ownership limits and, consequently, we fail to qualify as a REIT, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares. Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee's sole discretion) (1) to rescind as void any vote cast by an intended transferee prior to our discovery that such shares have been transferred to the trustee and (2) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

   Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares held in the trust to a person designated by the trustee whose ownership of the shares will not violate the ownership restrictions set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: the intended transferee will receive the lesser of:

  . the price paid by the intended transferee for the shares or, if the intended did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust; and

  . the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

   Any net sales proceeds in excess of the amount payable to the intended transferee will be immediately paid to the charitable beneficiary.

   In addition, shares of stock held in trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

  . the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

  .  the market price on the date we, or our designee, accept such offer.

   We will have the right to accept such offer until the trustee has sold the shares held in the trust. If the shares are sold to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

   Market price is defined in our charter as the closing price for shares on a particular date. The closing price on any date shall mean the last sale price for such shares, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, for such shares, in either case as reported on the American Stock Exchange or the principal national securities exchange on which shares are listed or admitted to trading.

   All certificates representing shares of common stock bear a legend referring to the restrictions described above.

   Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code) of all classes or series of our stock, within 30 days after the end of each taxable year, is required to give us written notice stating:

  .  the name and address of such owner;

  . the number of shares of each class and series of our stock beneficially owned; and

  .  a description of the manner in which the shares are held.

   Each owner shall provide us any additional information that we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit.

Maryland Business Combination Act

   The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between our company and an interested stockholder unless the board of directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

  . 80% of the votes entitled to be cast by holders of outstanding voting shares, and

  . two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than voting shares held by the interested stockholder or an affiliate of the interested stockholder with whom the business combination is to be effected.

   The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Act

   Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of the other stockholders. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

  .  one-tenth or more but less than one-third of all voting power;

  .  one-third or more but less than a majority of all voting power; or

  .  a majority or more of all voting power.

   Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our board of directors to call a special meeting of stockholders to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

   If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

  .  the last control share acquisition; or

  . the meeting where stockholders considered and did not approve voting rights of the control shares.

   If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may obtain rights as objecting stockholders and, thereunder, exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Stockholder Rights Plan

   Our board of directors has adopted a stockholder rights plan. Under the rights plan, one right has been issued and is attached to each outstanding share of common stock. Except as set forth below, each right, when it becomes exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of our Series A preferred stock, $0.01 par value per share, at a price of $30.00 per one one-hundredth of a Series A preferred share, subject to adjustment. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part and is also available upon request to us. You should read the rights agreement carefully to fully understand the terms of the stockholder rights plan.

   Initially, the rights will be attached to all certificates representing common stock then outstanding, and no separate right certificates will be distributed. The rights will become exercisable and separate from the common stock upon the earliest to occur of:

  . 10 days after a person has acquired beneficial ownership of 10% or more of our outstanding common stock (unless the offer to acquire the shares is approved by a majority of the board of directors who are not affiliates of the acquiring person); or

  . 10 business days (or such later date as our board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer for 10% or more of our outstanding common stock.

   Until the distribution of certificates representing the rights, the rights will be transferred solely with the common stock. From and after the distribution of certificates representing the rights, the shares of common stock issued after this distribution will not be issued with rights. Separate right certificates alone will evidence the rights.

   The rights expire on October 19, 2008, unless earlier redeemed by us as described below.

   If any person acquires 10% or more of our outstanding common stock in a transaction that has not been approved by a majority of our independent and disinterested board of directors, each holder of a right, other than that person and other related parties, whose rights will automatically become null and void, will be entitled to receive upon exercise of the right the number of shares of common stock, or, in certain circumstances, other securities of Impac Mortgage Holdings, Inc. having a market value (immediately before the triggering event) equal to two times the exercise price of the right.

   If at any time after a person acquires 10% or more of our outstanding common stock, (i) Impac Mortgage Holdings, Inc. is acquired in a merger or other business combination transaction in which the holders of all of the outstanding common shares immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of our assets or earning power are sold or transferred, in either case with or to a person who acquires 10% or more of our outstanding common stock, or, if in such transaction all holders of common stock are not treated alike, then each holder of a right (except rights which previously have been voided as described above) shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the right.

   The purchase price payable, and the number of Series A preferred shares, shares of common stock or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A preferred shares, (ii) upon the grant to holders of the Series A preferred shares of certain rights or warrants to subscribe for or purchase Series A preferred shares at a price (or conversion price as the case may be), less than the then current market price of the Series A preferred shares or
(iii) upon the distribution to holders of the Series A preferred shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

   The number of outstanding rights and the number of one one-hundredth of a Series A preferred share issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, before the date on which a person acquires 10% or more of our outstanding common stock.

   Series A preferred shares purchasable upon exercise of the rights will not be redeemable. Each Series A preferred share will be entitled to 100 votes on all matters submitted to a vote of the Company's stockholders. Each Series A preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share, plus accrued and unpaid dividends; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share (as adjusted), the holders of the Series A preferred shares and the holders of the common stock will share the remaining assets in the ratio of 100 to 1 (as adjusted) for each Series A preferred share and share of common stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock. The rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Series A preferred shares is equivalent to six full quarterly dividends or more (whether or not consecutive), the holders of the Series A preferred shares shall have the right, voting as a class, to elect two directors until all cumulative dividends on the Series A preferred shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

   With certain exceptions, no adjustment to the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional Series A preferred shares will be issued (other than fractions which are one one-hundredth or integral multiples of one one-hundredth of a Series A preferred share, which may, at our election, be evidenced by depository receipts). Cash will be issued in lieu of fractional shares.

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

   At any time before the earlier to occur of (i) a person acquiring 10% or more of our outstanding common stock, or (ii) the expiration of the rights, we may redeem all but not less than all of the rights at a price of $.0001 per right.

   All of the provisions of the rights agreement may be amended by our board of directors prior to the date the rights become exercisable. After the rights become exercisable, the provisions of the rights agreement may be amended by the board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights, or, subject to certain limitations, to shorten or lengthen any time period under the rights agreement.

   The rights have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if the acquisition may be in the interest of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board of directors.

                        DESCRIPTION OF DEBT SECURITIES

   The following description contains general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the senior indenture among a trustee to be selected and us, relating to the issuance of the senior notes, and the subordinated indenture among a trustee to be selected and us, relating to issuance of the subordinated notes. These documents are filed as exhibits to the registration statement, which includes this prospectus.

   As used in this prospectus, the term indentures refers to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. As used in this section, the term trustee refers to either the senior trustee or the subordinated trustee, as applicable.

   The following are summaries of material provisions of the senior indenture and the subordinated indenture. They do not restate the indentures in their entirety. We urge you to read the indentures applicable to a particular series of debt securities because they, and not this description, define your rights as the holders of the debt securities. Except as otherwise indicated, the terms of the senior indenture and the subordinated indenture are identical.

General

   Each prospectus supplement will describe the following terms relating to a series of notes:

  .  the title;

  .  any limit on the amount that may be issued;

  . whether or not such series of notes will be issued in global form, the terms and who the depository will be;

  .  the maturity date(s);

  . the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

  .  the place(s) where payments shall be payable;

  . our right, if any, to defer payment of interest and the maximum length of any such deferral period;

  . the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

  . the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, such series of notes and other related terms and provisions;

  . the denominations in which such series of notes will be issued, if in other than denominations of $1,000 and any integral multiple thereof;

  .  any mandatory or optional sinking fund or similar provisions;

  . the currency or currency units of payment of the principal of, premium, if any, and interest on the notes;

  . any index used to determine the amount of payments of the principal of, premium, if any, and interest on the notes and the manner in which such amounts shall be determined;

  .  the terms pursuant to which such notes are subject to defeasance;

  . the terms and conditions, if any, pursuant to which such notes are secured; and

  .  any other terms (which terms shall not be inconsistent with the Indenture).

   The notes may be issued as original issue discount securities. An original issue discount security is a note, including any zero-coupon note, which:

  . is issued at a price lower than the amount payable upon its stated maturity; and

  . provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

   United States federal income tax consequences applicable to notes sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other consequences applicable to any notes that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

   Under the indentures, we will have the ability, in addition to the ability to issue notes with terms different from those of notes previously issued, without the consent of the holders, to reopen a previous issue of a series of notes and issue additional notes of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

Conversion or Exchange Rights

   The terms, if any, on which a series of notes may be convertible into or exchangeable for our common stock will be described in the prospectus supplement relating to that series of notes. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock to be received by the holders of the series of notes would be subject to adjustment.

Consolidation, Merger or Sale

   The indentures do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

Events of Default Under the Indenture

   The following are events of default under the indentures with respect to any series of notes issued:

  . failure to pay interest when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

  .  failure to pay the principal (or premium, if any) when due;

  . failure to observe or perform any other covenant contained in the notes or the indentures (other than a covenant specifically relating to another series of notes), and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of that series; and

  . certain events of bankruptcy, insolvency or reorganization of Impac Mortgage Holdings, Inc.

   If an event of default with respect to notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice in writing to us (and to the trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

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

   The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding:

  .  payment of principal, premium, if any, or interest; or

  . certain covenants containing limitations on our ability to pay dividends and make payments on debt securities in certain circumstances.

   Any such waiver shall cure such default or event of default.

   Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

  .  it is not in conflict with any law or the applicable indenture;

  . the trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

  . subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

   A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

  . the holder has given written notice to the trustee of a continuing event of default with respect to that series;

  . the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and

  . the trustee does not institute such proceeding, and does not receive from the holders of a majority in the aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after such notice, request and offer.

   These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

   We will periodically file statements with the trustee regarding our compliance with certain of the covenants in the indentures.

Modification of Indenture; Waiver

   Impac Mortgage Holdings, Inc. and the trustee may change an indenture without the consent of any holders with respect to certain matters, including:

  .  to fix any ambiguity, defect or inconsistency in such indenture; and

  . to change anything that does not materially adversely affect the interests of any holder of notes of any series.

   In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we can make the following changes only with the consent of each holder of any outstanding notes affected:

  .  extend the fixed maturity of such series of notes;

  .  change any of our obligations to pay additional amounts;

  . reduce the principal amount, reduce the rate of or extend the time of payment of interest, or any premium payable upon the redemption of any such notes;

  . reduce the percentage of notes, the holders of which are required to consent to any amendment;

  . reduce the amount of principal of an original issue discount security or any other note payable upon acceleration of the maturity thereof;

  .  impair the right to enforce any payment on or with respect to any note;

  . adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such note, if applicable;

  . in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated notes;

  . if the notes are secured, change the terms and conditions pursuant to which the notes are secured in a manner adverse to the holders of the secured notes;

  . reduce the percentage in principal amount of outstanding notes of any series, the consent by the holders of such notes is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults;

  . reduce the requirements contained in the applicable indenture for quorum or voting;

  . change any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures; or

  .  modify any of the above provisions.

Form, Exchange, and Transfer

   The notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that notes of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to such series.

   At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes of any series will be exchangeable for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

   Subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed, duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for such purpose. Unless otherwise provided in the notes to be transferred or exchanged, we will not require a service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent initially designated by us for any notes will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

   If the notes of any series are to be redeemed, we will not be required to:

  . issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing; or

  . register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any such notes being redeemed in part.

Information Concerning the Trustee

   The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically described in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

   Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes or one or more predecessor securities are registered at the close of business on the regular record date for such interest.

   Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee will be required to have an office in New York and will be designated as our sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by us for the notes of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the notes of a particular series.

   All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the security may then look only to us for payment.

Governing Law

   The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act shall be applicable.

Subordination of Subordinated Notes

   The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

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

                       FEDERAL INCOME TAX CONSIDERATIONS

   Based on various factual representations made by us regarding our operations, in the opinion of McKee Nelson LLP, our tax counsel, commencing with our taxable year ended December 31, 1995, we have been and will continue to be organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled us, and our proposed method of operating in the future will enable us, to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through our actual operations. McKee Nelson LLP will not review our operations, and no assurance can be given that our actual operations will meet the requirements imposed under the Code. The opinion of McKee Nelson LLP is not binding on the IRS or any court. The opinion of McKee Nelson LLP is based upon existing law, Treasury regulations, currently published administrative positions of the IRS, and judicial decisions, all of which are subject to change either prospectively or retroactively.

   The provisions of the Code pertaining to REITs are highly technical and complex. Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If we fail to qualify during any taxable year as a REIT, unless certain relief provisions are available, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, which could have a material adverse effect upon our stockholders.

   The following discussion summarizes the material United States federal income tax consequences that relate to our qualification and taxation as a REIT and that flow from an investment in our stock. No assurance can be given that the conclusions set out below, if challenged by the IRS, would be sustained by a court. This discussion deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax consequences applicable to you if you are subject to special tax rules. For instance, the discussion does not address tax consequences applicable to the following categories of stockholders:

  .  dealers or traders in securities;

  .  financial institutions;

  .  insurance companies;

  . stockholders that hold our stock as a hedge, part of a straddle, transaction or other arrangement involving more than one position; or

  .  stockholders whose functional currency is not the United States dollar.

   The discussion set out below is intended only as a summary of the material United States federal income tax consequences of our treatment as a REIT and of an investment in our stock. Taxpayers and preparers of tax returns (including returns filed by any partnership or other arrangement) should be aware that under Treasury regulations a provider of advice on specific issues of law is not considered an income tax return preparer unless the advice is (i) given with respect to events that have occurred at the time the advice is rendered and is not given with respect to the consequences of contemplated actions, and
(ii) is directly relevant to the determination of an entry on a tax return. Accordingly, we are not income tax return preparers and we urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax matters discussed below, as well as the application of state, local or foreign tax laws. The statements of United States tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to changes occurring after that date.

REIT Qualification Requirement

   The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.

  Stock Ownership Requirements

   We must meet the following stock ownership requirements:

          (1) our capital stock must be transferable;

          (2) our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

          (3) no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals. Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes.

   The requirements of items (2) and (3) above did not apply to the first taxable year for which we made an election to be taxed as a REIT. However, these stock ownership requirements must be satisfied in each subsequent taxable year. Our charter imposes restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

  Asset Requirements

   We generally must meet the following asset requirements at the close of each quarter of each taxable year:

      (a) at least 75% of the value of our total assets must be "qualified REIT real estate assets" (described below), government securities, cash and cash items;

      (b) no more than 25% of the value of our total assets may be securities other than securities in the 75% asset class (for example, government securities and certain mortgage-backed securities);

      (c) no more than 20% of the value of our total assets may be securities of one or more Taxable REIT subsidiaries (described below); and

      (d) except for securities in the 75% asset class, securities in a Taxable REIT subsidiary or "qualified REIT subsidiary," and certain partnership interests and debt obligations

          (1) no more than 5% of the value of our total assets may be securities of any one issuer,

          (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

          (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

   "Qualified REIT real estate assets" means assets of the type described in section 856(c)(5)(B) of the Code, and generally include (among other assets) interests in mortgages on real property and certain mortgage-backed securities, and shares in other REITs.

   A "Taxable REIT subsidiary" is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a Taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. A Taxable REIT subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a Taxable REIT subsidiary and the parent REIT are at arm's length. We have, together with IFC, filed an election to have IFC treated as our Taxable REIT subsidiary as of January 1, 2001.

   If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

  Gross Income Requirements

   We generally must meet the following gross income requirements for each taxable year:

      (a) at least 75% of our gross income must be derived from the real estate sources specified in section 856(c)(3) of the Code, including interest income on obligations secured by mortgages on real property or on interests in real property and gain from the disposition of qualified REIT real estate assets, and "qualified temporary investment income" (generally, income we earn from investing new capital, provided we received or accrued that income within one year of acquiring such new capital); and

      (b) at least 95% of our gross income for each taxable year must be derived from sources of income specified in section 856(c)(2) of the Code, which includes the types of gross income described in (a) above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to reduce interest rate risk with respect to debt incurred or to be incurred to acquire or carry qualified REIT real estate assets) not held for sale in the ordinary course of business.

  Distribution Requirements

   We generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and net capital gains) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize "Built in Gain" (as defined below) on disposition of any assets acquired from a C corporation in a transaction in which Built in Gain was not recognized (for instance, assets acquired in a statutory merger), we would be required to distribute at least 90% of the Built in Gain recognized net of the tax we would pay on such gain. "Built in Gain" is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). We do not hold any assets having Built in Gain.

   We are not required to distribute our net capital gains. Rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our stockholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the bases in their stock by the difference between their share of the capital gain and their share of the credit.

   Unlike a REIT, a Taxable REIT subsidiary is not subject to a dividend distribution requirement. Our Taxable REIT subsidiary, IFC, is seeking to retain earnings to fund the future growth of our mortgage operations business. We may decide, therefore, that IFC should cease making dividend distributions in the future. This would, as a result, materially reduce the amount of our taxable income and this, in turn, would reduce the amount we would be required to distribute as dividends.

Failure to Qualify

   If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to stockholders in these years, nor will the Code require us to make distributions. Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT status for the four taxable years following the year in which we fail to qualify. We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation as a REIT

   In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our stockholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.

   Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

  . If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

  . We will be subject to a tax of 100% on net income derived from any prohibited transaction which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

  . If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

  . If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

  . If we acquire a Built in Gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize Built in Gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any such Built in Gain at the highest corporate income tax rate.

  . We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

Taxation of U.S. Stockholders

   For purposes of this discussion, a "U.S. Stockholder" is a stockholder who is a "U.S. Person." A U.S. Person is a person who is:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

  . an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

  . a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust prior to such date, and has made an election to continue to be treated as a U.S. person.

   Unless you are a tax-exempt entity, distributions that we make to a U.S. Stockholder, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate stockholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

   Distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

   Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid, and you had received them on December 31 of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

   If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in our stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to our stock and (2) your proportionate share of any long-term capital gains that we retain (see the discussion under the caption ''Distribution Requirements").

   If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

  . we will not be allowed to designate any distributions as capital gain dividends;

  . distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

  .  the excess inclusion income rules will not apply to the stockholders; and

  .  you will not receive any share of our tax preference items; and

  . dividends that we declare in the last quarter of the calendar year but pay to you in January would not be treated as though we had paid them to you on the immediately preceding December 31.

   In this event, however, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding--U.S. Stockholders

   For each calendar year, we will report to our U.S. stockholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

  . are a corporation or come within another exempt category and demonstrate this fact when required; or

  . provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

   A U.S. stockholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

   Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your United States federal income tax liability, provided you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

   The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a pension-held REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (UBTI), provided that:

  .  you have not incurred indebtedness to purchase or hold our stock;

  . you do not otherwise use our stock in a trade or business unrelated to your exempt purpose; and

  . we, consistent with our present intent, do not hold a residual interest in a REMIC that gives rise to excess inclusion income as defined under section 860E of the Code.

   If all or a portion of our assets were to be treated as a taxable mortgage pool, however, a substantial portion of the dividends you receive may be subject to tax as UBTI.

   In addition, a substantial portion of the dividends you receive may constitute UBTI if we are treated as a "pension-held REIT" and you are a "qualified pension trust" that holds more than 10% by value of our stock at any time during a taxable year. For these purposes, a "qualified pension trust" is any pension or other retirement trust that satisfies the requirements imposed under section 401(a) of the Code. We will be treated as a "pension-held REIT" if (1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust's multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) hold in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our articles of incorporation, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

   If you qualify for exemption under sections 501(c)(7), (c)(9), (c)(17), and
(c)(20) of the Code, then distributions received by you may also constitute UBTI. We urge you to consult your tax advisors concerning the applicable set aside and reserve requirements.

United States Federal Income Tax Considerations Applicable to Foreign
Stockholders

   The discussion under this heading only applies to you if you are not a U.S. person (hereinafter, a "foreign stockholder").

   This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Distributions

   Except for distributions attributable to gain from the disposition of real property interests or distributions designated as capital gains dividends, distributions you receive from us generally will be subject to federal withholding tax at the rate of 30%, to the extent of our earnings and profits, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your United States trade or business. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim distributions are effectively connected with your United States trade or business, you may need to satisfy certification and other requirements such as providing Form W-8ECI.

   Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your United States federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of our earnings and profits. If you receive a dividend that is treated as being effectively connected with your conduct of a trade or business within the United States, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally, and may be subject to the branch profits tax if you are a corporation.

   Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

  . your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

  . you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

   Distributions that are attributable to a disposition of United States real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 (FIRPTA), and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. However, because we do not expect to recognize gain attributable to the disposition of United States real property interests as defined by FIRPTA, the FIRPTA provisions should not apply to distributions we make with respect to our stock.

Gain on Disposition

   You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of our stock unless:

  . the gain is effectively connected with your conduct of a trade or business within the United States;

  . you are a nonresident alien individual who holds our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met; or

  .  you are subject to tax under the FIRPTA rules discussed below.

   Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. We urge you to consult applicable treaties, which may provide for different rules.

   Under FIRPTA, you may be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold United States real property interests and (2) fail to qualify as a domestically controlled REIT. A REIT qualifies as a domestically-controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. As mentioned above, we do not expect to hold any United States real property interests. Furthermore, we will likely qualify as a domestically controlled REIT, although no assurances can be provided because our shares are publicly traded.

Information Reporting and Backup Withholding Tax

   The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign stockholder may satisfy this requirement by using an appropriately prepared Form W-8BEN.

Federal Estate Taxes

   In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual's estate for federal estate tax purposes, unless an applicable treaty provides otherwise.

State and Local Taxes

   We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment that applies to us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

                             PLAN OF DISTRIBUTION

   We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or to investors directly or through agents. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

   Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

   Shares may also be sold in one or more of the following transactions:

      (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

      (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

      (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable American Stock Exchange or other stock exchange rules;

      (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

      (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and

      (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

   Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

   Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Any underwriter, dealer or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the series of securities, if any are purchased. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

   In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

   The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

   Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the American Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the American Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

                                 LEGAL MATTERS

   The legality of the securities will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California. All matters of Maryland law will be passed upon for us by McKee Nelson LLP, Washington, D.C. In addition, McKee Nelson LLP, Washington, D.C., is providing the legal opinions referred to under "Federal Income Tax Considerations" in this prospectus.

                                    EXPERTS

   The consolidated financial statements of Impac Mortgage Holdings, Inc. and of Impac Funding Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               6,350,932 Shares

                         IMPAC MORTGAGE HOLDINGS, INC.

                                 COMMON STOCK

   This prospectus relates to the offer and sale from time to time by Impac Funding Corporation, Inc., a California corporation, and HBK MasterFund L.P. (each a "selling stockholder" and together the "selling stockholders"), of up to 6,350,932 shares of our common stock.

   The selling stockholders will receive all of the proceeds from the sale of the common stock, less any discounts, commissions or other compensation that they may pay to the underwriters, broker-dealers or other selling agents effecting the sales.

   Our common stock is traded on the American Stock Exchange under the symbol "IMH." On August 24, 2001, the last reported sale price for the common stock on the American Stock Exchange was $7.15 per share.

                               -----------------

       Your purchase of the common stock involves a high degree of risk.
                    See "Risk Factors" beginning at page 1.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities offered or sold under this prospectus, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                The date of this prospectus is August 30, 2001.

   We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or seek an offer to buy any shares in any jurisdiction where it is unlawful. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

   Certain information contained in this prospectus and the reports incorporated herein constitute forward-looking statements under the Securities Act of 1933 and the Exchange Act of 1934. These forward-looking statements can be identified by the use of forward-looking terminology including, but not limited to, "may," "will," "expect," "intend," "should," "anticipate," "estimate," or "believe" or comparable terminology. Our actual results may differ materially from those contained in the forward-looking statements. Purchasers of our common shares should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                               Table of Contents

             Summary..........................................  i
             Risk Factors.....................................  1
             Use of Proceeds.................................. 14
             Selling Security Holders and Plan of Distribution 14
             Description of Capital Stock..................... 16
             Material Federal Income Tax Consequences......... 18
             Legal Matters.................................... 25
             Experts.......................................... 25
             Where You Can Find More Information.............. 26

                                    SUMMARY

   We are a mortgage real estate investment trust, commonly known as a REIT, which, together with our subsidiaries and related companies, primarily operates three businesses: (1) our long-term investment operations, (2) our mortgage operations, and (3) our warehouse lending operations. Our long-term investment operations invests primarily in non-conforming residential mortgage loans and securities backed by such loans. Our mortgage operations purchases or originates and sells and securitizes primarily non-conforming residential mortgage loans. Non-conforming residential mortgage loans are residential mortgages that generally do not qualify for purchase by government-sponsored agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Our warehouse lending operations provides warehouse and repurchase financing to originators of mortgage loans. We have elected to be taxed as a REIT for federal income tax purposes, which generally allows us to pass through income to stockholders without payment of federal income tax at the corporate level.

   On February 21, 2001 and March 30, 2001, Impac Funding Corporation purchased a total of 400,000 shares of our Series C 10.5% Cumulative Convertible Preferred Stock from LBP, Inc. (OTC Bulletin Board: LBPI.OB). HBK Masterfund LP purchased 400,000 shares of our Series C Convertible Preferred Stock from us in December 1998 and 400,000 shares from LBP, Inc. on February 26, 2001. The shares offered under this prospectus were issued pursuant to the conversion of the preferred stock.

   Our principal executive offices are located at 1401 Dove Street, Newport Beach, California, 92660. Our telephone number is (949) 475-3600.

   In this prospectus, the terms "Company," "we," "us," and "our" refer to Impac Mortgage Holdings, Inc., a Maryland corporation. The term "IFC" or "selling stockholder" refers to Impac Funding Corporation, a California corporation. Unless the context otherwise indicates, "common stock" refers to the common stock, par value $0.01 per share, of Impac Mortgage Holdings, Inc.

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                                 RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Inability to Generate Liquidity May Adversely Affect Our Operations

   If we cannot generate sufficient liquidity, we will be unable to continue our operations, grow our asset base and pay dividends. We have traditionally derived our liquidity from three sources:

  .  financing facilities provided to us by others to acquire mortgage assets;

  .  whole loan sales and securitizations of acquired mortgage loans; and

  .  our issuance of equity securities.

   However, we cannot assure you that any of these alternatives will be available to us, or if available, that we will be able to negotiate favorable terms. If we cannot raise cash by selling debt and equity securities, we may be forced to sell our assets at unfavorable prices or discontinue various business activities. Our inability to access the capital markets could have a negative impact on our earnings and ability to pay dividends.

Margin Calls on Financing Facilities May Adversely Affect Our Operations

   Prior to the fourth quarter of 1998, we generally had no difficulty in obtaining favorable financing facilities or in selling acquired mortgage loans. However, during the fourth quarter of 1998 the mortgage industry experienced substantial turmoil as a result of a lack of liquidity in the secondary markets. At that time, investors expressed unwillingness to purchase interests in securitizations due in part to:

  . higher than expected credit losses on many companies' securitization interests, and

  . the widening of returns expected by institutional investors on securitization interests over the prevailing Treasury rate.

   As a result, many mortgage loan originators, including our company, were unable to access the securitization market on favorable terms, which resulted in some companies declaring bankruptcy. Originators, like our company, were required to sell loans on a whole loan basis and liquidate holdings of mortgage-backed securities to repay financing facilities. However, the large amount of loans available for sale on a whole loan basis affected the pricing offered for these loans which in turn reduced the value of the collateral underlying the financing facilities. Therefore, many providers of financing facilities initiated margin calls. Margin calls resulted when our lenders evaluated the market value of the collateral securing our financing facilities and required us to provide them with additional equity or collateral to secure our borrowings.

   Our financing facilities were short-term borrowings and due to the turmoil in the mortgage industry during the latter part of 1998 many traditional providers of financing facilities were unwilling to provide facilities on favorable terms, or at all. If we cannot renew or replace maturing borrowings, we may have to sell, on a whole loan basis, the loans securing these facilities which, depending upon market conditions, may result in substantial losses.

Dependence on Securitizations for Liquidity

   We rely significantly upon securitizations to generate cash proceeds to repay borrowings and to create credit availability. Any reduction in our ability to complete securitizations may require us to utilize other sources of financing, which may be on less than favorable terms. In addition, gains on sales from our securitizations represent a significant portion of our earnings.

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

   Several factors could affect our ability to complete securitizations of our mortgages, including:

  .  conditions in the securities markets;

  . credit quality of the mortgage loans originated or purchased by our mortgage operations;

  .  volume of our mortgage loan originations and purchases; and

  .  ability to obtain credit enhancement.

   If we are unable to profitably securitize a significant number of our mortgage loans in a particular financial reporting period, then it could result in lower income or a loss for that period. As a result of turmoil in the securitization market during the latter part of 1998, many mortgage lenders, including our company, were required to sell mortgage loans on a whole loan basis under adverse market conditions in order to generate liquidity. Many of these sales were made at prices lower than our carrying value of the mortgage loans and we experienced losses. We cannot assure you that we will be able to continue to profitably securitize or sell our loans on a whole loan basis, or at all.

   Gains on sales from our securitizations have historically represented a substantial portion of our earnings. Our ability to complete securitizations is dependent upon general conditions in the securities and secondary markets and the credit quality of the mortgage loans. In addition, delays in closing sales of our loans increases our risk by increasing the warehousing period for the loans, further exposing our company to credit risk.

   The market for first loss risk securities, which are securities that take the first loss when mortgages are not paid by the borrowers, is generally limited. In connections with our securitizations, we will endeavor to sell all securities subjecting us to a first loss risk. If we cannot sell these securities, then we may be required to hold them for an extended period, subjecting us to a first loss risk.

We May Not Pay Dividends to Stockholders

   REIT provisions of the Internal Revenue Code require us to distribute to our stockholders substantially all of our taxable income. These provisions restrict our ability to retain earnings and renew capital for our business activities. We may decide at a future time not to be treated as a REIT, which would cause us to be taxed at the corporate level and to cease paying regular dividends. Also, to date a portion of our dividends to stockholders consisted of distributions by our mortgage operations subsidiary to our long-term investment operations entity. However, our mortgage operations was not, and is not, required under the REIT provisions to make these distributions. Since we are trying to retain earnings for future growth, we may not cause our mortgage operations subsidiary to make these distributions in the future. This would materially affect the amount of dividends, if any, paid by us to our stockholders.

Our Borrowings and Substantial Leverage May Cause Losses

  Risks of Use of Collateralized Mortgage Obligations

   To grow our investment portfolio, we borrow a substantial portion of the market value of substantially all of our investments in mortgage loans and mortgage-backed securities. We currently prefer to use collateralized mortgage obligations as financing vehicles to increase our leverage, since mortgage loans held for collateralized mortgage obligation collateral are retained for investment rather than sold in a secondary market transaction. Retaining mortgage loans as collateralized mortgage obligation collateral exposes our operations to greater credit losses than the use of securitization techniques that are treated as sales. In creating a collateralized mortgage obligation, we make a cash equity investment to fund collateral in excess of the amount of the securities issued. If we experience credit losses on the pool of loans subject to the collateralized mortgage obligation greater than we expected, the value of our equity investment decreases and we would have to adjust the value of the investment in our financial statements.

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  Cost of Borrowings May Exceed Return on Assets

   The cost of borrowings under our financing facilities corresponds to a referenced interest rate plus or minus a margin. The margin varies depending on factors such as the nature and liquidity of the underlying collateral and the availability of financing in the market. We will experience net interest losses if the returns on our assets financed with borrowed funds fail to cover the cost of our borrowings.

  Default Risks Under Financing Facilities

   If we default under our collateralized borrowings, our lenders could force us to liquidate the collateral. If the value of the collateral is less than the amount borrowed, we could be required to pay the difference in cash. If we were to declare bankruptcy, some of our reverse repurchase agreements may obtain special treatment and our creditors would then be allowed to liquidate the collateral without any delay. On the other hand, if a lender with whom we have a reverse repurchase agreement declares bankruptcy, we might experience difficulty repurchasing our collateral, or enforcing our claim for damages, and it is possible that our claim could be repudiated and we could be treated as an unsecured creditor. If this occurs, our claims would be subject to significant delay and we may receive substantially less than our actual damages.

  Risk of Lack of Return of Investment on Liquidation

   We have pledged a substantial portion of our assets to secure the repayment of collateralized mortgage obligations issued in securitizations, our financing facilities or other borrowings. We will also pledge substantially all of our current and future mortgage loans to secure borrowings pending their securitization or sale. The cash flows we receive from our investments that have not yet been distributed, pledged or used to acquire mortgage loans or other investments may be the only unpledged assets available to our unsecured creditors and you if our company were liquidated.

  Interest Rate Fluctuations May Adversely Affect Our Operating Results

   Our operations, each as a mortgage loan originator and warehouse lender, may be adversely affected by rising and falling interest rates. Higher interest rates may discourage potential borrowers from refinancing mortgages, borrowing to purchase homes or seeking second mortgages. This may decrease the amount of mortgages available to be acquired by our mortgage operations and decrease the demand for warehouse financing provided by our warehouse lending operations to originators of mortgage loans. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their mortgage loans at lower long-term interest rates. Increased loan prepayments could lead to a reduction in the number of loans we service, the fees we receive for loan servicing and our loan servicing income.

   We are subject to the risk of rising mortgage interest rates between the time we commit to purchase mortgages at a fixed price and the time we sell or securitize those mortgages. An increase in interest rates will generally result in a decrease in the market value of mortgages that we have committed to purchase at a fixed price, but have not yet sold or securitized.

  Risks of Repricing of Assets and Liabilities

   Our principal source of revenue is net interest income or net interest spread, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our interest bearing liabilities. The rates we pay on our borrowings are independent of the rates we earn on our assets and may be subject to more frequent periodic rate adjustments. Therefore, we could experience a decrease in net interest income or a net interest loss because the interest rates on our borrowings could increase faster than the interest rates on our assets. If our net interest spread becomes negative, we will be paying more interest on our borrowings than we will be earning on our assets and we will be exposed to a risk of loss.

   Additionally, the rates paid on our borrowings and the rates received on our assets may be based upon different indices (i.e., LIBOR, U.S. Treasuries, etc.). If the index used to determine the rate on our borrowings increases faster than the index used to determine the rate on our assets, we will experience a declining net interest spread which will have a negative impact on our profitability and may result in losses.

  Risks of Adjustable Rate Mortgages

   A significant portion of the mortgage assets held by our long-term investment operations are adjustable rate mortgages or bear interest based upon short-term interest rate indices. We generally fund these mortgage assets with borrowings. To the extent that there is a difference between the interest rate index used to determine the interest rate on our adjustable rate mortgage assets and the interest rate index used to determine the borrowing rate for our related financing, our business may be negatively impacted.

  Interest Rate Caps

   Adjustable rate mortgages typically have interest rate caps, which limit interest rates charged to the borrower during any given period. Our borrowings are not subject to similar restrictions. In a period of rapidly increasing interest rates, the interest rates we pay on our borrowings could increase without limitation, while the interest rates we earn on our adjustable rate mortgage assets would be capped. If this occurs, our net earnings could be significantly reduced or we could suffer a net interest loss.

  Payment Caps

   Some of our adjustable rate mortgages may be subject to payment caps meaning some portion of the interest accruing on the mortgage is deferred and added to the principal outstanding. Our borrowings do not have similar provisions. This could cause us to receive less cash on our adjustable rate assets than the interest due on our related borrowings. Also, the increased principal amount outstanding as a result of interest deferral may result in a higher rate of defaults on these loans.

Our Quarterly Operating Results May Fluctuate

   Our results of operations, and more specifically our earnings, may significantly fluctuate from quarter to quarter based on several factors, including:

  .  changes in the amount of loans we originate;

  . between our cost of funds on borrowings and the average interest rates earned on our loans;

  . inability to complete or decisions not to complete significant bulk whole loan sales or securitizations in a particular quarter; and

  .  generally affecting the mortgage loan industry.

   A delay in closing a particular mortgage loan sale or securitization would also increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our warehouse facilities are outstanding. If we were unable to sell a sufficient number of mortgage loans at a premium during a particular reporting period, our revenues for that period would decline, which could have a material adverse affect on our operations. As a result, our stock price could also fluctuate.

Our Share Prices Have Been and May Continue to be Volatile

   Historically, the market price of our common stock has been volatile. During 2000, our stock reached a high of $4.38 and a low of $1.83. On June 1, 2001, the closing sale price was $5.75. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors including:

  .  availability of liquidity in the securitization market;

  .  loan sale pricing;

  .  calls by warehouse lenders or changes in warehouse lending rates;

  .  unanticipated fluctuations in our operating results;

  .  prepayments on mortgages;

  .  valuations of securitization related assets;

  .  cost of funds; and

  .  general market conditions.

   In addition, significant price and volume fluctuations in the stock market have particularly affected the market prices for the common stocks of mortgage REIT companies such as ours. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. If our results of operations fail to meet the expectations of securities analysts or investors in a future quarter, the market price of our common stock could also be materially adversely affected.

Prepayments of Mortgage Loans May Adversely Affect Our Operations

   Mortgage prepayments generally increase when fixed mortgage interest rates fall below the then-current interest rates on outstanding adjustable rate mortgage loans. Prepayments on mortgage loans are also affected by the terms and credit grades of the loans and general economic conditions. Most of our adjustable rate mortgages and those backing mortgage-backed securities are originated within six months of the time we purchased the mortgages and generally bear initial interest rates which are lower than their "fully-indexed" amount (the applicable index plus the margin). If we acquire these mortgages at a premium and they are prepaid prior to or soon after the time of adjustment to a fully-indexed rate, we would not have received interest at the fully-indexed rate during such period. This means we would lose the opportunity to earn interest at that rate over the expected life of the mortgage. Also, if prepayments on our adjustable rate mortgage loans increase when interest rates are declining, our net interest income may decrease if we cannot reinvest the prepayments in mortgage assets bearing comparable rates.

   We generally acquire mortgages on a "servicing released" basis, meaning we acquire both the mortgages and the rights to service them. This strategy requires us to pay a higher purchase price or premium for the mortgages. If our mortgage loans that we acquired at a premium prepay faster than originally projected, generally accepted accounting principles require us to write down the remaining capitalized premium amounts at a faster speed than was originally projected, which would decrease our future interest income.

Value of Our Portfolio of Mortgage-Backed Securities May be Adversely Affected

   We invest in mortgage-backed securities known as "interest-only," "principal-only," residual interest and subordinated securities. These securities are generally created through our own securitizations. Investments in residual interest and subordinated securities are much riskier than investments in senior mortgage-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. On a percentage basis, the risk associated with holding residual interest and subordinated securities is greater than holding the underlying mortgage loans directly due to the concentration of losses in the subordinated securities.

   We estimate future cash flows from these securities and value them utilizing assumptions based in part on projected discount rates, mortgage loan prepayments and credit losses. If our actual experience differs from our assumptions we would be required to reduce the value of these securities. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value, or at any value or that we could recoup our initial investment.

   We also bear the risk of loss on any mortgage-backed securities we purchase in the secondary mortgage market. If third parties have been contracted to insure against these types of losses, we would be dependent in part upon the creditworthiness and claims paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. The insurance coverage for various types of losses is limited, and we bear the risk of any losses in excess of the limitation or outside of the insurance coverage.

   In addition, we may not obtain our anticipated yield or we may incur losses if the credit support available within certain mortgage-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing mortgage-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated, and may cause a rating agency to downgrade certain classes of our securities.

We Undertake Additional Risks by Acquiring and Investing in Mortgage Loans

  Risk of Failure to Obtain Credit Enhancements

   We do not obtain credit enhancements such as mortgage pool or special hazard insurance for all of our mortgage loans and investments. Borrowers may obtain private mortgage insurance, but we only require this insurance in limited circumstances. During the time we hold mortgage loans for investment, we are subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance. If a borrower defaults on a mortgage loan that we hold, we bear the risk of loss of principal to the extent there is any deficiency between the value of the related mortgaged property and the amount owing on the mortgage loan. In addition, since defaulted mortgage loans are not considered eligible collateral under our borrowing arrangements, we bear the risk of being required to own these loans without the use of borrowed funds until they are ultimately liquidated.

  Greater Risks from Non-Conforming Mortgage Loans

   Non-conforming residential mortgage loans are residential mortgages that do not qualify for purchase by government sponsored agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Our operations may be negatively affected due to our investments in non-conforming loans or securities evidencing interests in such loans. Credit risks associated with non-conforming mortgage loans are greater than conforming mortgage loans. The interest rates we charge on non-conforming loans are often higher than those charged for conforming loans. The purchase market of non-conforming loans has typically provided for higher interest rates in order to compensate for the lower liquidity. Due to the lower level of liquidity in the non-conforming loan market, we may realize higher returns upon securitization of loans than would be realized upon securitization of conforming loans. However, lower levels of liquidity may cause us to hold loans or other mortgage-related assets supported by these loans. By doing this, we assume the potential risk of increased delinquency rates and/or credit losses as well as interest rate risk. Additionally, the combination of different underwriting criteria and higher rates of interest leads to greater risk including higher prepayment rates and higher delinquency rates and/or credit losses.

  Second Mortgages Entail Greater Risks

   Our security interest in the property securing second mortgages is subordinated to the interest of the first mortgage holder. If the value of the property is equal to or less than the amount needed to repay the borrower's

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

obligation to the first mortgage holder upon foreclosure, all or a portion of our second mortgage loan will not be repaid.

  Geographic Concentration of Mortgage Loans Has Higher Risks

   We do not set limitations on the percentage of our mortgage asset portfolio composed of properties located in any one area (whether by state, zip code or other geographic measure). Concentration in any one area increases our exposure to the economic and natural hazard risks associated with that area. We estimate that a high concentration of the loans included in securitizations in which we hold subordinated interests are secured by properties in California. Certain parts of California have experienced an economic downturn in past years and have suffered the effects of certain natural hazards.

  Potential Losses Related to Recourse Obligations

   Mortgage-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against the sellers of mortgage loans, we cannot assure you that they will honor their obligations. We also engaged in bulk whole loan sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of mortgage loans from us are broader than those available to us against those who sell us these loans. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our sellers.

We Undertake Additional Risks in Providing Warehouse Financing

   As a warehouse lender, we lend money to mortgage bankers on a secured basis and we are subject to the risks associated with lending to mortgage banks, including the risks of fraud, borrower default and bankruptcy, any of which could result in credit losses for us. Our claims as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay.

Value of our Mortgage Servicing Rights is Subject to Adjustment

   When we purchase loans that include the associated servicing rights, the allocated cost of the servicing rights is reflected on our financial statements as mortgage servicing rights. To determine the fair value of these servicing rights, we use assumptions to estimate future net servicing income including projected discount rates, mortgage loan prepayments and credit losses. If actual prepayments or defaults with respect to loans serviced occur more quickly than we originally assumed, we would have to reduce the carrying value of our mortgage servicing rights. We do not know if our assumptions will prove correct.

Our Operating Results Will be Affected by the Results of Our Hedging Activities

   To offset the risks associated with our mortgage operations, we enter into transactions designed to hedge our interest rate risks. To offset the risks associated with our long-term investment operations, we attempt to match the interest rate sensitivities of our adjustable rate mortgage assets held for investment with the associated financing liabilities. Our management determines the nature and quantity of the hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan purchases. We do not limit management's use of certain instruments in such hedging transactions. While the Company believes that it is properly hedging its interest rate risk, the accounting for such hedging activities do not generally qualify for hedge accounting under accounting principles generally accepted in the United States of America and FAS 133. The effect of the Company's hedging strategy may result in some volatility in its quarterly earnings as interest rates go up or down. The volatility in earning is a result of the Company marking to market its hedges but not being allowed to mark to market the underlying loans related to the hedges in place. While the Company believes it is properly hedging its interest rate risk, we cannot assure you that our hedging transactions will offset our risks of losses.

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

Reduction in Demand for Residential Mortgage Loans and Our Non-Conforming Loan Products May Adversely Affect Our Operations

   The availability of sufficient mortgage loans meeting our criteria is dependent in part upon the size and level of activity in the residential real estate lending market and, in particular, the demand for non-conforming mortgage loans, which is affected by:

  .  interest rates;

  .  national economic conditions;

  .  residential property values; and

  .  regulatory and tax developments.

   If our mortgage loan purchases decrease, we will have:

  .  decreased economies of scale;

  .  higher origination costs per loan;

  .  reduced fee income;

  .  smaller gains on the sale of non-conforming mortgage loans; and

  . an insufficient volume of loans to effect securitizations which requires us to accumulate loans over a longer period.

Our Delinquency Ratios and Our Performance May be Adversely Affected by the Performance of Parties Who Sub-Service our Loans

   We contract with third-party sub-servicers for the sub-servicing of all our loans, including those in our securitizations, and our operations are subject to risks associated with inadequate or untimely servicing. Poor performance by a sub-servicer may result in greater than expected delinquencies and losses on our loans. A substantial increase in our delinquency or foreclosure rate could adversely affect our ability to access the capital and secondary markets for our financing needs. Also, with respect to loans subject to a securitization, greater delinquencies would adversely impact the value of any interest-only, principal-only and subordinated securities we hold in connection with that securitization.

   In a securitization, relevant agreements permit us to be terminated as servicer under specific conditions described in these agreements, such as the failure of a sub-servicer to perform certain functions within specific time periods. If, as a result of a sub-servicer's failure to perform adequately, we were terminated as servicer of a securitization, the value of any servicing rights held by us would be adversely affected.

Intense Competition for Mortgage Loans May Adversely Affect Our Operations

   We compete in purchasing non-conforming mortgage loans and issuing mortgage-backed securities with:

  .  other mortgage conduit programs;

  .  investment banking firms;

  .  savings and loan associations;

  .  banks;

  .  thrift and loan associations;

  .  finance companies;

  .  mortgage bankers;

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

  .  insurance companies;

  .  other lenders; and

  .  other entities purchasing mortgage assets.

   Consolidation in the mortgage banking industry may adversely affect us by reducing the number of current sellers to our mortgage operations and our potential customer base. As a result, we may have to purchase a larger percentage of mortgage loans from a smaller number of customers, which could cause us to have to pay higher premiums for loans.

If We Fail to Maintain Our REIT Status We May be Subject to Taxation as a Regular Corporation

  Consequences if We Fail to Qualify as a REIT

   We believe that we have operated and intend to continue to operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT.

   Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational and stockholder ownership requirements on a continuing basis.

   If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to Federal income tax at regular corporate rates. We also could be subject to the Federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved.

  Effect of Distribution Requirements

   As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we have available for other business purposes, including amounts to fund our growth.

  Other Tax Liabilities

   Even if we qualify as a REIT, we may be subject to certain Federal, state, and local taxes on our income, property and operations that could reduce operating cash flow.

Recent Developments

   The Tax Relief Extension Act of 1999 was enacted and it contains several tax provisions regarding REITs. It includes a provision, which reduces the annual distribution requirement for REIT taxable income from 95% to 90%. It also changes the 10% voting securities test under current law to a 10% vote or value test. Thus, subject to certain exceptions, a REIT will no longer be allowed to own more than 10% of the vote or value of the outstanding securities of any issuer, other than a qualified REIT subsidiary or another REIT. One exception to this new test, which is also an exception to the 5% asset test under current law, allows a REIT to own any or all of the securities of a taxable REIT subsidiary. A taxable REIT subsidiary can perform non-customary services as well as engage in non-real estate activities. A taxable REIT subsidiary will be taxed as a regular C corporation but will be subject to earnings stripping limitations on the deductibility of interest paid to its REIT. In addition, the REIT will be subject to a 100% excise tax to the extent any transaction between the taxable REIT subsidiary

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and the REIT is not conducted on an arm's length basis. Securities of a taxable
REIT subsidiary will constitute non-real-estate assets for purposes of determining whether at least 75% of a REIT's assets consist of real estate assets. In addition, no more that 20% of a REIT's total assets can consist of securities of taxable REIT subsidiaries. These new tax provisions became effective January 1, 2001. In addition, grandfather protection is provided with respect to the 10% value test for securities of a corporation held by a REIT on July 12, 1999, but such protection ceases to apply after the corporation engages in a substantial new line of business or acquires any substantial asset and also ceases to apply after the acquisition of additional securities of the corporation by the REIT after July 12, 1999.

   Because we currently own more than 10% of the value of IFC, we have made an election to have IFC become a taxable REIT subsidiary as of January 1, 2001.

Potential Characterization of Distributions or Gain on Sale as Unrelated Business Taxable Income to Tax-Exempt Investors

   If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a "pension-held REIT," (3) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (4) the residual REMIC interests we buy generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in
(3), gains realized on the sale of common stock by, such tax-exempt stockholder may be subject to Federal income tax as unrelated business taxable income under the Internal Revenue Code.

Classification as a Taxable Mortgage Pool Could Subject Us to Increased Taxation

   If we have borrowings with two or more maturities and, (1) those borrowings are secured by mortgage loans or mortgage-backed securities and, (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgage loans or mortgage backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our company were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as "excess inclusion" income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

  .  not be allowed to be offset by a stockholder's net operating losses;

  . be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

  . be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

  . be taxable (at the highest corporate tax rate) to us, rather than to our stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

   Based on advice of our tax counsel, we take the position that our existing financing arrangements do not create a taxable mortgage pool. However, the IRS may successfully maintain that our financing arrangements do qualify as a taxable mortgage pool. In addition, we may enter into arrangements creating excess inclusion income in the future.

Our Operations May be Adversely Affected if We are Subject to the Investment Company Act

   We intend to conduct our business at all times so as not to become regulated as an investment company under the Investment Company Act. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

   In order to qualify for this exemption we must maintain at least 55% of our assets directly in mortgage loans, qualifying pass-through certificates and certain other qualifying interests in real estate. Our ownership of certain mortgage assets may be limited by the provisions of the Investment Company Act. If the Securities and Exchange Commission adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exception, we could be required to restructure our activities or sell certain of our assets. To insure that we continue to qualify for the exemption we may be required at times to adopt less efficient methods of financing certain of our mortgage assets and we may be precluded from acquiring certain types of higher-yielding mortgage assets. The net effect of these factors will be to lower at times our net interest income. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described. Our business will be materially and adversely affected if we fail to qualify for this exemption.

Future Revisions in Policies and Strategies at the Discretion of Our Board of Directors May be Affected Without Stockholder Consent

   Our board of directors, including a majority of our unaffiliated directors, has established our investment and operating policies and strategies. We may:

  . invest in the securities of other REITs for the purpose of exercising control;

  .  issue securities in exchange for property; and

  . repurchase or otherwise reacquire our shares or other securities in the future.

   In October 1998, we adopted a repurchase plan to repurchase up to $5.0 million of our common stock in the open market. In 1999, the board of directors approved common stock repurchases up to an additional $5.0 million, or a total of $10.0 million. During 1999, we repurchased 2.0 million shares of our common stock for $9.9 million. During 2000, we adopted a repurchase plan to repurchase up to $3.0 million of our common stock in the open market. As of December 31, 2000, we had repurchased 991,000 shares for $2.3 million. We may also underwrite the securities of other issuers, although we have no present intention to do so. Any of the policies, strategies and activities may be modified or waived by our board of directors, subject in certain cases to approval by a majority of our unaffiliated directors, without stockholder consent.

Effect of Future Offerings May Adversely Affect Market Price of Our Securities

   We may elect to increase our capital resources by making additional private or public offerings of securities in the future. We do not know:

  .  the actual or perceived effect of these offerings;

  .  the timing of these offerings;

  . the dilution of the book value or earnings per share of our securities then outstanding; and

  .  the effect on the market price of our securities then outstanding.

Risk Relating to Common Stock

   The sale or the proposed sale of substantial amounts of our common stock in the public market could materially adversely affect the market price of our common stock or other outstanding securities.

Maryland Business Combination Statute

   The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between our company and an interested stockholder unless the board of directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

  . 80% of the votes entitled to be cast by holders of outstanding voting shares,

  . 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

   The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Statute

   Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

   If voting rights are not approved at a meeting of stockholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

  .  the last control share acquisition, or

  . the meeting where stockholders considered and did not approve voting rights of the control shares.

   If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Possible Adverse Consequences of Limits on Ownership of Shares

   Our charter limits ownership of our capital stock by any single stockholder to 9.5% of our outstanding shares. Our charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning more than

50% (by value) of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

  .  will consider the transfer to be null and void;

  .  will not reflect the transaction on our books;

  .  may institute legal action to enjoin the transaction;

  .  will not pay dividends or other distributions with respect to those shares;

  .  will not recognize any voting rights for those shares;

  .  will consider the shares held in trust for the benefit of our Company; and

  . will either direct the affected person to sell the shares and turn over any profit to us, or

  . we will redeem the shares. If we redeem the shares, it will be at a price equal to the lesser of:

      (a) the price paid by the transferee of the shares, or

      (b) the average of the last reported sales prices on the American Stock Exchange on the ten trading days immediately preceding the date fixed for redemption by our board of directors.

   An individual who acquires shares that violate the above rules bears the risk that (1) he may lose control over the power to dispose of his shares, (2) he may not recognize profit from the sale of his shares if the market price of the shares increases and (3) he may be required to recognize a loss from the sale of his shares if the market price decreases.

Limitations on Acquisition and Change in Control Ownership Limit

   The 9.5% ownership limit discussed above may have the effect of precluding acquisition of control of our company by a third party without consent of our board of directors.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of common shares pursuant to this prospectus.

               SELLING SECURITY HOLDERS AND PLAN OF DISTRIBUTION

   All of the common stock registered for sale under this prospectus is owned by the selling stockholders. The shares offered in this prospectus by IFC were acquired from LBP, Inc. (OTC Bulletin Board: LBPI.OB). The shares offered in this prospectus by HBK MasterFund LP were acquired from us and LBP, Inc.

   The following table sets forth the names of the selling stockholders, the number of shares of common stock which may be deemed to be beneficially owned by the selling stockholders and the maximum number of shares which may be offered by the selling stockholders.

                                           Shares of                   Shares of
                                          Common Stock    Number of   Common Stock
                                          Beneficially    Shares of   Beneficially
                                         Owned Prior to Common Stock  Owned After
      Name of selling stockholders          Offering    Being Offered   Offering
      ----------------------------       -------------- ------------- ------------
   Impac Funding Corporation, Inc.......   2,118,644      2,118,644        0
   HBK MasterFund, LP...................   4,232,288      4,232,288        0

   IMH owns 100% of the non-voting preferred stock of, and 99% of the economic interest in, IFC. Joseph R. Tomkinson, IMH's Chairman of the Board and Chief Executive Officer and IFC's Chief Executive Officer and a director is an owner of one-third of the common stock of IFC. William S. Ashmore, IMH's President, Chief Operating Officer and a director and IFC's President and a director is an owner of one-third of the common stock of IFC. Richard J. Johnson, IMH's Executive Vice President and Chief Financial Officer and Executive Vice President, Chief Financial Officer and a director of IFC, is an owner of one-third of the common stock of IFC.

   HBK Investments L.P. has voting and investment control over the securities held in the name of HBK Master Fund L.P. pursuant to an Investment Management Agreement. Each of Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar may be deemed to have voting and investment control over such securities as the members of HBK Management LLC, the general partner of HBK Partners II L.P., which is the general partner of HBK Investments L.P. William E. Rose is a director of IMH.

   The selling stockholders may sell the common stock:

  .  directly to purchasers;

  .  to or through underwriters;

  .  through dealers, agents or institutional investors; or

  .  through a combination of such methods.

   Regardless of the method used to sell the common stock, we will provide a prospectus supplement that will disclose:

  . the identity of any underwriters, dealers, agents or investors who purchase the common stock;

  . the material terms of the distribution, including the number of shares sold and the consideration paid;

  . the amount of any compensation, discounts or commissions to be received by the underwriters, dealers or agents;

  . the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  . the nature of any transaction by an underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of our common stock.

   The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act.

                         DESCRIPTION OF CAPITAL STOCK

   The following is a brief description of the material terms of the securities to be registered. This description is not complete and is subject and qualified by reference to Maryland law and our charter and Bylaws, copies of which are on file with the Securities and Exchange Commission, and are incorporated by reference herein. Please see "Where You Can Find More Information."

General

   Our authorized stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Our stockholder meetings are held annually. Pursuant to our charter, we reserve the right to amend any provision of our charter upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter.

Common Stock

   Each share of our common stock is entitled to participate equally in dividends when authorized by our board of directors and in the distribution of our assets upon liquidation. Each share of common stock is entitled to one vote, subject to the provisions of our charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance. Shares of common stock have no preference, conversion, exchange, redemption, appraisal, preemptive or cumulative voting rights. Our authorized stock may be increased and altered from time to time in the manner prescribed by Maryland law upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our charter authorizes our board of directors to reclassify any unissued shares of common stock in one or more classes or series of stock.

Preferred Stock

   Our charter authorizes our board of directors to issue shares of preferred stock and to classify or reclassify any unissued shares of preferred stock into one or more classes or series of stock. The preferred stock may be issued from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the board of directors for each class or series of stock subject to the provisions of our charter regarding restrictions on transfer of stock. Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further stockholder authorization, unless such authorization is required by applicable law or the rules of the principal national securities exchange on which such stock is listed or admitted to trading.

Repurchase of Shares and Restrictions on Transfer

   Pursuant to our charter, if certain proposed transfers of common stock or other events occur that result in a person owning shares in excess of our ownership limits and, consequently, we fail to qualify as a REIT, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares. Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee's sole discretion) (1) to rescind as void any vote cast by an intended transferee prior to our discovery that such shares have been transferred to the trustee and (2) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

   Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares held in the trust to a person designated by the trustee whose ownership of the shares will not violate the ownership restrictions set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: the intended transferee will receive the lesser of

  . the price paid by the intended transferee for the shares or, if the intended did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust and

  . the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

   Any net sales proceeds in excess of the amount payable to the intended transferee will be immediately paid to the charitable beneficiary.

   In addition, shares of stock held in trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of

  . the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and

  .  the market price on the date we, or our designee, accept such offer.

   We will have the right to accept such offer until the trustee has sold the shares held in the trust. If the shares are sold to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

   Market price is defined in our charter as the closing price for shares on a particular date. The closing price on any date shall mean the last sale price for such shares, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, for such shares, in either case as reported on the American Stock Exchange or the principal national securities exchange on which shares are listed or admitted to trading.

   All certificates representing shares of common stock bear a legend referring to the restrictions described above.

   Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code of all classes or series of our stock, within 30 days after the end of each taxable year, is required to give us written notice stating

  .  the name and address of such owner

  . the number of shares of each class and series of our stock beneficially owned and

  .  a description of the manner in which the shares are held.

   Each owner shall provide us any additional information that we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit.

                   MATERIAL FEDERAL INCOME TAX CONSEQUENCES

   Based on various assumptions and factual representations made by us regarding our operations, in the opinion of McKee Nelson LLP, our tax counsel, commencing with our taxable year ended December 31, 1995, we have been and will continue to be organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled us, and our proposed method of operating in the future will enable us, to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through our actual operations. McKee Nelson LLP will not review our operations, and no assurance can be given that our actual operations will meet the requirements imposed under the Code. The opinion of McKee Nelson LLP is not binding on the IRS or any court. The opinion of McKee Nelson LLP is based upon existing law, Treasury regulations, currently published administrative positions of the IRS, and judicial decisions, all of which are subject to change either prospectively or retroactively.

   The provisions of the Code pertaining to REITs are highly technical and complex. Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its shareholders. If we fail to qualify during any taxable year as a REIT, unless certain relief provisions are available, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, which could have a material adverse effect upon our stockholders.

   The following discussion summarizes the material United States federal income tax consequences that relate to our qualification and taxation as a REIT and that flow from an investment in our stock. No assurance can be given that the conclusions set out below, if challenged by the IRS, would be sustained by a court. This discussion deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax consequences applicable to you if you are subject to special tax rules. For instance, the discussion does not address tax consequences applicable to the following categories of stockholders:

  .  dealers or traders in securities;

  .  financial institutions;

  .  insurance companies;

  . stockholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

  .  stockholders whose functional currency is not the United States dollar; or

  .  stockholders that are tax-exempt organizations or foreign taxpayers.

   The discussion set out below is intended only as a summary of the material United States federal income tax consequences of our treatment as a REIT and of an investment in our stock. Taxpayers and preparers of tax returns (including returns filed by any partnership or other arrangement) should be aware that under Treasury regulations a provider of advice on specific issues of law is not considered an income tax return preparer unless the advice is (i) given with respect to events that have occurred at the time the advice is rendered and is not given with respect to the consequences of contemplated actions, and
(ii) is directly relevant to the determination of an entry on a tax return. Accordingly, we urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax matters discussed below, as well as the application of state, local or foreign tax laws. The statements of United States tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to changes occurring after that date.

REIT Qualification Requirements

   The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.

  Stock Ownership Requirements

   We must meet the following stock ownership requirements:

      (1) our capital stock must be transferable;

      (2) our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

      (3) no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals.

   Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. The requirements of items (2) and (3) above did not apply to the first taxable year for which we made an election to be taxed as a REIT. However, these stock ownership requirements must be satisfied in each subsequent taxable year. Our charter imposes restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

  Asset Requirements

   We generally must meet the following asset requirements at the close of each quarter of each taxable year:

      (a) at least 75% of the value of our total assets must be "qualified REIT real estate assets" (described below), government securities, cash and cash items;

      (b) no more than 25% of the value of our total assets may be securities other than securities in the 75% asset class (for example, government securities and certain mortgage-backed securities);

      (c) no more than 20% of the value of our total assets may be securities of one or more Taxable REIT subsidiaries (described below); and

      (d) except for securities in the 75% asset class, securities in a Taxable REIT subsidiary or "qualified REIT subsidiary," and certain partnership interests and debt obligations--

          (1) no more than 5% of the value of our total assets may be securities of any one issuer,

          (2) we may not hold securities that possess more than 10% percent of the total voting power of the outstanding securities of any one issuer, and

          (3) we may not hold securities that have a value of more than 10 percent of the total value of the outstanding securities of any one issuer.

   "Qualified REIT real estate assets" means assets of the type described in section 856(c)(5)(B) of the Code, and generally include (among other assets) interests in mortgages on real property and certain mortgage-backed securities, and shares in other REITs.

   A "Taxable REIT subsidiary" is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a Taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. A Taxable REIT subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a Taxable REIT subsidiary and the parent REIT are at arm's length. We have, together with IFC, filed an election to have IFC treated as our Taxable REIT subsidiary as of January 1, 2001.

   If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

  Gross Income Requirements

   We generally must meet the following gross income requirements for each taxable year:

      (a) at least 75% of our gross income must be derived from the real estate sources specified in section 856(c)(3) of the Code, including interest income and gain from the disposition of qualified REIT real estate assets, and "qualified temporary investment income" (generally, income we earn from investing new capital, provided we received that income within one year of acquiring such new capital); and

      (b) at least 95% of our gross income for each taxable year must be derived from sources of income specified in section 856(c)(2) of the Code, which includes the types of gross income described just above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to reduce interest rate risk with respect to debt incurred or to be incurred to acquire or carry qualified REIT real estate assets) not held for sale in the ordinary course of business.

  Distribution Requirements

   We generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and net capital gains) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize "Built in Gain" (as defined below) on disposition of any assets acquired from a "C" corporation in a transaction in which Built in Gain was not recognized (for instance, assets acquired in a statutory merger), we would be required to distribute at least 90% of the Built in Gain recognized net of the tax we would pay on such gain. Built in Gain is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). We do not hold any assets having Built in Gain.

   We are not required to distribute our net capital gains. Rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our stockholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the bases in their stock by the difference between their share of the capital gain and their share of the credit.

Failure to Qualify

   If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, nor will the Code require us to make distributions. Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT status for the four taxable years following the year in which we fail to qualify. It is not possible to state in what circumstances we would be entitled to any statutory relief.

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   We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation as a REIT

   In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our stockholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.

   Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

  . If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

  . We will be subject to a tax of 100% on net income derived from any "prohibited transaction" which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

  . If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

  . If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

  . If we acquire a Built in Gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize Built in Gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any Built in Gain at the highest corporate income tax rate.

  . We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

Taxation of Stockholders

   Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate stockholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

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   Distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

   Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid, and you had received them on December 31 of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

   If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to the stock and (2) your proportionate share of any long-term capital gains that we retain (see the discussion under the caption Distribution Requirements).

   If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

  . we will not be allowed to designate any distributions as capital gain dividends;

  . distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

  .  the excess inclusion income rules will not apply to the stockholders; and

  .  you will not receive any share of our tax preference items.

   In this event, however, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding

   For each calendar year, we will report to our domestic stockholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax at a rate of 31% with respect to distributions paid unless you:

  . are a corporation or come within another exempt category and demonstrate this fact when required; or

  . provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

   A domestic stockholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

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   Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your United States federal income tax liability, provided you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

   The discussion under this heading only applies to you if you are a tax-exempt entity.

   Subject to the discussion below regarding a pension-held REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (UBTI), provided that:

  .  you have not incurred indebtedness to purchase or hold our stock;

  . you do not otherwise use our stock in trade or business unrelated to your exempt purpose; and

  . we, consistent with our present intent, do not hold a residual interest in a REMIC that gives rise to excess inclusion income as defined under section 860E of the Code.

   If all or a portion of our assets were to be treated as a taxable mortgage pool, however, a substantial portion of the dividends you receive may be subject to tax as UBTI.

   In addition, a substantial portion of the dividends you receive may constitute UBTI if we are treated as a "pension-held REIT" and you are a "qualified pension trust" that holds more than 10% by value of our stock at any time during a taxable year. For these purposes, a "qualified pension trust" is any pension or other retirement trust that satisfies the requirements imposed under section 401(a) of the Code. We will be treated as a "pension-held REIT" if (1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust's multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) hold in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our articles of incorporation, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

   If you qualify for exemption under sections 501(c)(7), (c)(9), (c)(17), and
(c)(20) of the Code, then distributions received by you may also constitute UBTI. We urge you to consult your tax advisors concerning the applicable set aside and reserve requirements.

United States Federal Income Tax Considerations Applicable to Foreign
Stockholders

   The discussion under this heading only applies to you if you are not a U.S. person (hereafter, "foreign stockholder"). A U.S. person is a person who is:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

  . an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or

  . a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust prior to such date, and has made an election to continue to be treated as a U.S. person.

   This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and

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your particular situation. We urge you to consult your tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

  Distributions

   Except for distributions attributable to gain from the disposition of real property interests or distributions designated as capital gains dividends, distributions you receive from us generally will be subject, to the extent of our earnings and profits, to federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your United States trade or business. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim distributions are effectively connected with your United States trade or business, you may need to satisfy certification and other requirements such as providing Form W-8ECI.

   Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your United States federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of our earnings and profits. If you receive a dividend that is treated as being effectively connected with your conduct of a trade or business within the United States, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally, and may be subject to the branch profits tax if you are a corporation.

   Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

  . your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

  . you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

   Distributions that are attributable to a disposition of United States real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 (FIRPTA), and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. However, because we do not expect to hold assets that would be treated as United States real property interests as defined by FIRPTA, the FIRPTA provisions should not apply to investment in our stock.

  Gain on Disposition

   You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of our stock unless:

  . the gain is effectively connected with your conduct of a trade or business within the United States;

  . you are a nonresident alien individual who holds our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met; or

  .  you are subject to tax under the FIRPTA rules discussed below.

   Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal income tax on net income that applies to United States persons generally and

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may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. We urge you to consult applicable treaties, which may provide for different rules.

   Under FIRPTA, you may be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold United States real property interests and (2) fail to qualify as a domestically controlled REIT. A REIT qualifies as a domestically-controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. As mentioned above, we do not expect to hold any United States real property interests. Furthermore, we will likely qualify as a domestically controlled REIT, although no assurances can be provided because our shares are publicly traded.

Information Reporting and Backup Withholding Tax

   The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign stockholder may satisfy this requirement by using an appropriately prepared Form W-8 BEN.

Federal Estate Taxes

   In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual's estate for United States Federal estate tax purposes, unless an applicable treaty provides otherwise.

State and Local Taxes

   We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment that applies to us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

                                 LEGAL MATTERS

   The validity of the issuance of the shares offered in this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California. Certain legal matters described under "Material Federal Income Tax Consequences" and certain matters with respect to Maryland law will be passed upon for us by McKee Nelson LLP, Washington, D.C.

                                    EXPERTS

   The consolidated financial statements of Impac Mortgage Holdings, Inc. and of Impac Funding Corp. as of December 31, 2000 and 1999, and for each of the years in the three-year period ending December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document it files at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Securities and Exchange Commission maintains an Internet site that contains our reports, proxy and information statements and other information at http://www.sec.gov.

   The Securities and Exchange Commission allows us to "incorporate by reference" the information it files with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below. We also incorporate by reference any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934. This prospectus is part of a registration statement that Impac Mortgage Holdings has filed with the Securities and Exchange Commission.

  . Impac Mortgage Holding's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001.

  . Impac Mortgage Holdings's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001 filed with the Securities and Exchange Commission on May 15, 2001 and for the quarter ended June 30, 2001 filed with the Securities and Exchange Commission on August 14, 2001.

  . Impac Mortgage Holding's Current Reports on Form 8-K filed with the SEC on July 31, 2001, June 27, 2001, June 1, 2001, March 30, 2001, March 5, 2001
     and January 19, 2001.

  . Impac Mortgage Holdings Definitive Proxy Statement dated June 1, 2001 relating to the 2001 Annual Meeting of Stockholders.

   You may request a copy of these filings, at no cost, by writing our Investor Relations Department us at the following address: 1401 Dove Street, Suite 100, Newport Beach, CA 92660, or by calling (949) 475-3700.

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